Exhibit 99.3

Consolidated Financial Statements
ALGOMA STEEL GROUP INC.
As at December 31, 2025 and December 31, 2024
and for the year ended
December 31, 2025
and for the nine month period ended
December 31, 2024

Management’s Report on Internal Control Over Financial Reporting
Management of the Algoma Steel Group Inc. (“the Company”), including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined under
Rules 240.13a-15(f)
or
240.15d-15(f)
of the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.
The Company’s internal control over financial reporting as of December 31, 2025 has
been audited by Deloitte LLP, the independent registered public accounting firm that audited the Company’s consolidated financial
statements as at December 31, 2025 and December 31, 2024 and for the year ended December 31, 2025 and the nine month period ended December 31, 2024. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting, as stated in their attestation report which precedes our audited consolidated financial statements for the year ended December 31, 2025.

/s/ Rajat Marwah	/s/ Michael Moraca

Rajat Marwah	Michael Moraca
Chief Executive Officer	Chief Financial Officer

March 11, 2026
Sault Ste. Marie, Canada

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Algoma Steel Group Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Algoma Steel Group Inc. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2025, of the Company and our report dated March 11, 2026, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods
are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 11, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Algoma Steel Group Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Algoma Steel Group Inc. and subsidiaries (the “Company”) as at December 31, 2025 and 2024, the related consolidated statements of net loss, comprehensive (loss) income, changes in shareholders’ equity, and cash flows, for the year ended December 31, 2025 and the nine month period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and its financial performance and its cash flows for the year ended December 31, 2025 and the nine month period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Assessment of Impairment of Property, Plant and Equipment – Refer to Notes 4 and 17 of the financial statements
Critical Audit Matter Description
The Company reviews property, plant and equipment for indicators of impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Due to current economic conditions, the Company identified indicators of impairment in regards to their property, plant and equipment and as a result, evaluated the recoverability of those assets. The recoverable amount was estimated using a value in use model, determined using discounted cash flows based on an after tax discount rate. As the carrying amount exceeded the recoverable amount, an impairment loss was recorded.
While there are several estimates and assumptions that are required to determine the recoverable amount of the property, plant and equipment, the estimates and assumptions with the highest degree of subjectivity are forecasted shipment volumes, forecasted cost of sales, probability weighted scenarios for tariff costs and the discount rate (“key assumptions”). Given the evaluation of the impairment involved significant management judgment, particularly in assessing key assumptions underlying the determination of recoverable amount, auditing the key assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the key assumptions to determine the recoverable amount of property, plant and equipment included the following, among others:

•	Evaluated the operating effectiveness of the Company’s controls over the determination of forecasted shipment volumes, forecasted cost of sales, tariff cost scenarios and the discount rate.

•
Evaluated the reasonableness of management’s forecasted shipment volumes, forecasted cost of sales and tariff cost scenarios through consideration of historical sales volume and cost trends; production volume expectations and capacity; detailed production cost estimates; approved budgets; and media reports and other third-party research.

•	With the assistance of fair value specialists:

o
Evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rates, developing a range of independent estimates and comparing those to the discount rate selected by management; and

o	Assessed management’s estimate of the recoverable amount by comparing it to the Company’s implied fair value of equity.

Revenue Recognition – Refer to Notes 4 and 7 of the financial statements
Critical Audit Matter Description
The Company’s revenue is generated primarily from contracts to produce, ship, and deliver steel products and to a lesser extent, to deliver non-steel
by-products
of the steelmaking processes and related freight revenue. Revenue from the Company’s steel contracts is recognized once performance obligations are satisfied upon transfer of control of the products to the customer. This occurs once the products have been loaded for delivery, at which time the products are deemed to be transferred and the customer obtains title to, and control of, such products.
Revenue is a critical audit matter due to the significant audit effort required in performing audit procedures related to the Company’s revenue recognition and the significance of the account balance.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to revenue recognition included the following, among others:

•	Evaluated the operating effectiveness of the Company’s controls over the revenue recognition process.

•	On a sample basis:

o	Evaluated the recognition of revenue, by obtaining and inspecting invoices, bills of lading/ shipping documents and cash receipts;

o	Evaluated the recognition of revenue recorded for new customers in the year by obtaining and inspecting evidence of the validity of the new customer; and

o	Evaluated the validity of manual journal entries to revenue by assessing the rationale for the entry and by obtaining and inspecting supporting evidence.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 11, 2026
We have served as the Company’s auditor since fiscal 2011.

Algoma Steel Group Inc.
Consolidated Statements of Net Loss

	Year ended December 31, 2025	Nine months ended December 31, 2024

expressed in millions of Canadian dollars, except for per share amounts

Revenue (Note 7)	$2,085.7	$1,841.1

Operating expenses

Cost of sales (Note 8)	$2,750.5	$1,958.4

Administrative and selling expenses (Note 9)	112.2	103.6

Impairment loss (Note 17)	503.4	-

Severance costs (Note 12)	45.8	-

Loss from operations	$(1,326.2)	$(220.9)

Other (income) and expenses

Finance income	$(6.6)	$(17.8)

Finance costs (Note 10)	72.1	55.5

Interest on pension and other post-employment benefit obligations (Note 11)	15.8	16.1

Foreign exchange loss (gain)	30.6	(40.5)

Other income (Note 33)	(76.2)	(32.7)

Change in fair value of Initial Public Offering (“IPO”) and Large Enterprise Tariff Loan (“LETL”) Warrant liabilities (Note 22) (Note 34)	(41.5)	4.0

Change in fair value of earnout liability (Note 35)	(5.6)	2.4

Change in fair value of share-based compensation liability (Note 36)	(19.8)	5.3

Change in fair value of derivative	5.7	-

	$(25.5)	$(7.7)

Loss before income taxes	$(1,300.7)	$(213.2)

Income tax recovery (Note 27)	(315.8)	(46.2)

Net loss	$(984.9)	$(167.0)

Net loss per common share

Basic and diluted (Note 30)	$(9.06)	$(1.54)
See accompanying notes to the consolidated financial statements

Algoma Steel Group Inc.
Consolidated Statements of Comprehensive (Loss) Income

	Year ended December 31, 2025	Nine months ended December 31, 2024
expressed in millions of Canadian dollars

Net loss	$(984.9)	$(167.0)

Other comprehensive (loss) income, net of income tax, that will not be reclassified subsequently to profit or loss
Foreign exchange (loss) gain on translation to presentation currency	$(59.5)	$87.7

Remeasurement of pension and other post-employment benefit obligations, net of tax nil for the year ended December 31, 2025 and nine month period ended December 31, 2024 (Notes 23, 24)	$34.3	$84.8

	$(25.2)	$172.5

Total comprehensive (loss) income	$(1,010.1)	$5.5

See accompanying notes to the consolidated financial statements

Algoma Steel Group Inc.
Consolidated Statements of Financial Position

As at,	December 31, 2025	December 31, 2024
expressed in millions of Canadian dollars

Assets

Current

Cash (Note 13)	$77.5	$266.9

Restricted cash (Note 13)	0.1	0.1

Taxes receivable (Note 14)	206.9	84.3

Accounts receivable, net (Note 15)	192.7	227.6

Inventories (Note 16)	569.3	879.2

Prepaid expenses and deposits	30.4	42.8

Other assets	5.5	5.5

Total current assets	$1,082.4	$1,506.4

Non-current

Property, plant and equipment, net (Note 17)	$1,029.9	$1,662.7

Intangible assets, net	0.3	0.5

Other assets	3.3	16.6

Total non-current assets	$1,033.5	$1,679.8

Total assets	$2,115.9	$3,186.2

Liabilities and Shareholders’ Equity

Current

Bank indebtedness (Note 18)	$170.2	$0.4

Accounts payable and accrued liabilities (Note 19)	203.9	319.1

Taxes payable and accrued taxes (Note 20)	32.7	41.6

Current portion of other long-term liabilities	5.8	3.2

Current portion of governmental loans (Note 22)	14.0	25.0

Current portion of environmental liabilities (Note 26)	4.7	4.2

Severance cost liability (Note 12)	45.8	-

IPO Warrant liability (Note 34)	2.5	52.2

Earnout liability (Note 35)	3.7	10.1

Share-based payment compensation liability (Note 36)	14.1	34.5

Total current liabilities	$497.4	$490.3

Non-current

Senior secured lien notes (Note 21)	$476.6	$498.4

Long-term governmental loans (Note 22)	192.3	133.6

Accrued pension liability (Note 23)	153.0	178.3

Accrued other post-employment benefit obligation (Note 24)	193.0	206.2

Other long-term liabilities (Note 25)	70.7	26.7

Environmental liabilities (Note 26)	34.3	33.3

Deferred income tax liabilities (Note 27)	-	110.9

LETL Warrant liability (Note 22)	7.5	-

Total non-current liabilities	$1,127.4	$1,187.4

Total liabilities	$1,624.8	$1,677.7

Shareholders’ equity

Capital stock (Note 29)	$975.5	$974.8

Accumulated other comprehensive income	414.4	439.6

(Deficit) retained earnings	(897.9)	102.0

Contributed deficit	(0.9)	(7.9)

Total shareholders’ equity	$491.1	$1,508.5

Total liabilities and shareholders’ equity	$2,115.9	$3,186.2

See accompanying notes to the consolidated financial statements

Algoma Steel Group Inc.
Consolidated Statement of Changes in Shareholders’ Equity

expressed in millions of Canadian dollars	Capital stock	Contributed deficit	Foreign exchange gain (loss) on translation to presentation currency	Actuarial gain on pension and other post- employment benefit obligation	Accumulated other compre- hensive income	(Deficit) retained earnings	Total Shareholders’ equity

Balance at December 31, 2024	$974.8	$(7.9)	$197.5	$242.1	$439.6	$102.0	$1,508.5

Net loss	-	-	-	-	-	(984.9)	(984.9)

Other comprehensive (loss) income	-	-	(59.5)	34.3	(25.2)	-	(25.2)

Issuance of performance and restricted share units (Note 38)	-	4.9	-	-	-	-	4.9

Issuance of deferred share units (Note 38)	-	2.1	-	-	-	-	2.1

Issuance of capital stock (Notes 29, 35)	0.7	-	-	-	-	-	0.7

Dividend equivalent on earnout rights	-	-	-	-	-	(0.2)	(0.2)

Dividends paid (Note 39)	-	-	-	-	-	(14.8)	(14.8)

Balance at December 31, 2025	$975.5	$(0.9)	$138.0	$276.4	$414.4	$(897.9)	$491.1

Balance at March 31, 2024	963.9	(17.0)	109.8	157.3	267.1	288.4	1,502.4

Net loss	-	-	-	-	-	(167.0)	(167.0)

Other comprehensive income	-	-	87.7	84.8	172.5	-	172.5

Issuance of performance and restricted share units (Note 38)	-	11.4	-	-	-	-	11.4

Issuance of deferred shared units (Note 38)	-	1.7	-	-	-	-	1.7

Issuance of capital stock (Notes 29, 35, 36)	10.9	(4.0)	-	-	-	-	6.9

Dividend equivalent on earnout rights	-	-	-	-	-	(0.2)	(0.2)

Earnout out rights forfeited (Note 35)	-	-	-	-	-	2.3	2.3

Dividends paid (Note 39)	-	-	-	-	-	(21.5)	(21.5)

Balance at December 31, 2024	$974.8	$(7.9)	$197.5	$242.1	$439.6	$102.0	$1,508.5

See accompanying notes to the consolidated financial statements

Algoma Steel Group Inc.
Consolidated Statements of Cash Flows

	Year ended December 31, 2025	Nine months ended December 31, 2024
expressed in millions of Canadian dollars

Operating activities

Net loss	$(984.9)	$(167.0)

Items not affecting cash:

Depreciation of property, plant and equipment and intangible assets	355.9	103.4

Deferred income tax (recovery) expense (Note 27)	(106.8)	6.5

Pension funding in excess of expense	(6.8)	(8.2)

Post-employment benefit funding in excess of expense	(13.2)	(6.0)

Unrealized foreign exchange loss (gain) on:

accrued pension liability	8.1	(12.9)

post-employment benefit obligations	10.0	(14.0)

Finance costs (Note 10)	72.1	55.5

Severance costs (Note 12)	45.8	-

Loss on disposal of property, plant and equipment	0.4	1.7

Interest on pension and other post-employment benefit obligations	15.8	16.1

Other income	(76.2)	(32.7)

Accretion of governmental loans and environmental liabilities	16.0	12.3

Unrealized foreign exchange loss (gain) on government loan facilities	8.5	(9.3)

(Decrease) increase in fair value of IPO and LETL Warrant liabilities (Note 22) (Note 34)	(41.5)	4.0

(Decrease) increase in fair value of earnout liability (Note 35)	(5.6)	2.4

(Decrease) increase in fair value of share-based payment compensation liability (Note 36)	(19.8)	5.3

Impairment loss (Note 17)	503.4	-

Other	25.1	14.7

	$(193.7)	$(28.2)

Net change in non-cash operating working capital (Note 31)	75.1	(5.9)

Share-based payment compensation and earnout units settled (Note 35, 36)	-	(2.1)

Environmental liabilities paid	(1.0)	(2.7)

Insurance proceeds for operating expenses	53.5	-

Cash used in operating activities	$(66.1)	$(38.9)

Investing activities

Acquisition of property, plant and equipment (Note 17)	$(328.5)	$(300.1)

Insurance proceeds for property damage	15.0	27.9

Proceeds from land sale	1.2	-

Cash used in investing activities	$(312.3)	$(272.2)

Financing activities

Bank indebtedness advanced, net (Note 18)	$171.4	$0.1

Restricted cash (Note 13)	-	3.8

Senior secured lien notes issued, net of underwriter fees (Note 21)	-	472.6

Transaction costs on senior secured lien notes (Note 21)	-	(4.1)

Governmental loans received (Note 22)	99.7	43.6

Governmental loans transaction costs (Note 22)	(2.8)	-

Repayment of governmental loans (Note 22)	(14.0)	(8.7)

Interest paid	(48.1)	(23.7)

Dividends paid (Note 39)	(14.8)	(21.5)

Other	9.4	1.7

Cash generated by financing activities	$200.8	$463.8

Effect of exchange rate changes on cash	$(11.8)	$16.3

Cash

(Decrease) increase in cash	(189.4)	169.0

Opening balance	266.9	97.9

Ending balance (Note 13)	$77.5	$266.9

See accompanying notes to the consolidated financial statements

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

1.	GENERAL INFORMATION
Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. The Company’s publicly traded securities under the symbol ‘ASTL’ and ASTLW’ are listed on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market (Nasdaq). Algoma Steel Group Inc. is the ultimate parent holding company of Algoma Steel Inc. and does not conduct any business operations.
Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc. was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. ASI is a producer of hot and cold rolled steel products with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. ASI produces sheet and plate products that are sold primarily in Canada and the United States.
The registered address of the Company is 1055 West Hastings Street, Vancouver, British Columbia, Canada. The head office of the Company is located at 105 West Street, Sault Ste. Marie, Ontario, Canada.
The consolidated financial statements of the Company as at December 31, 2025 and December 31, 2024 and for the year ended December 31, 2025 and nine month period ended December 31, 2024 are comprised of the Company and its wholly-owned subsidiaries as follows:

●	Algoma Steel Holdings Inc.
●	Algoma Steel Intermediate Holdings Inc.
●	Algoma Steel Inc.
●	Algoma Steel Inc. USA
●	Algoma Docks GP Inc.
●	Algoma Docks Limited Partnership
Algoma Steel Holdings Inc., Algoma Steel Intermediate Holdings Inc. and Algoma Docks GP Inc. are holding companies and do not conduct any business operations.

2.	BASIS OF PRESENTATION
Statement of compliance
These consolidated financial statements have been prepared in accordance with IFRS
®
Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements have been approved by the Board of Directors, and authorized for issuance on March 10, 2026.
Functional and presentation currency
The Company and its subsidiaries’ functional currency is the United States dollar (“US dollar”). The US dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate.
For reporting purposes, the consolidated financial statements are presented in millions of Canadian dollars (“$C”). The assets and liabilities are translated into the reporting currency using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at average exchange rates for the reporting period. Exchange differences arising are recognized in

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2.	BASIS OF PRESENTATION (continued)

other comprehensive (loss) income and accumulated in equity under the heading ‘Foreign exchange on translation to presentation currency’.
Equity transactions, as disclosed in Note 29, are translated at the historical exchange rates. The resulting net translation adjustment has been recorded in other comprehensive (loss) income for the year.

3.	CHANGE OF FISCAL YEAR-END
Effective November 5, 2024, the Board approved a change in the Company’s fiscal year-end
from March 31 to December 31, effective as of December 31, 2024. The change in fiscal year-end
from March 31 to December 31 was made to align the Company’s financial statement and continuous disclosure requirements with the majority of its industry peers, which operate on a calendar fiscal year-end.
As a result, these consolidated financial statements include comparative financial information for the nine-month transition period from April 1, 2024, to December 31, 2024. The current year consolidated financial statements are for the twelve-month period from January 1, 2025, to December 31, 2025.

4.	MATERIAL ACCOUNTING POLICIES
Foreign exchange transactions
Transactions in currencies other than the Company’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date.
Non-monetary
items that are measured in terms of historical cost are not
re-translated.
Exchange gains or losses arising from translations of foreign currency monetary assets, liabilities and transactions are recorded in foreign exchange loss (gain) in the consolidated statements of net (loss) income.
Financial Instruments
The Company’s financial assets and liabilities (financial instruments) include cash, restricted cash, accounts receivable, other assets, bank indebtedness, accounts payable and accrued liabilities, financing arrangements, Initial Public Offering Warrant (“IPO Warrants”) and Large Enterprise Tariff Loan Warrant (“LETL Warrants”) liabilities, earnout liability, share-based payment compensation liability, governmental loans and senior secured lien notes.
Recognition
Financial assets and financial liabilities are recognized in the consolidated statements of financial position when the Company becomes party to the contractual provisions of the instrument, and they are initially measured at fair value. Financial assets are derecognized when the contractual rights to the cash flows expire or when the Company transfers substantially all the risks and rewards of ownership of the financial assets to another party. Financial liabilities are derecognized when the contractual obligations are discharged, cancelled, or expired.
A
write-off
of a financial asset (or a portion thereof) constitutes a derecognition event.
Write-off
occurs when the Company has no reasonable expectations of recovering the contractual cash flows associated with a financial asset.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

4.	MATERIAL ACCOUNTING POLICIES (continued)

Classification and measurement
The classification of financial instruments is determined at the time of initial recognition, within the following categories:

●	Amortized cost
●	Fair value through profit (loss) (FVTP(L))
●	Fair value through other comprehensive income (FVTOCI)
Financial assets are classified and subsequently measured based on the business model in which they are managed and their cash flow characteristics. Financial assets are measured at amortized cost if they meet both of the following conditions and are not designated as FVTP(L):

●	The financial asset is held within a business model with the objective of holding the financial asset in order to collect contractual cash flows; and
●	The contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit and loss or through other comprehensive income, if the designation is made as an irrevocable election upon initial recognition.
Financial liabilities are classified as subsequently measured at amortized cost or FVTP(L). A financial liability is classified as FVTP(L) if it is contingent consideration of an acquirer in a business combination, held-for-trading,
or designated as FVTP(L) upon initial recognition, and is remeasured at its fair value at each subsequent reporting period, with any changes recorded through profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method.
Impairment of financial assets carried at amortized cost
The Company utilizes an ‘expected credit loss’ (“ECL”) model, as required by IFRS 9 –
Financial Instruments
. Accounts receivable are subject to lifetime ECL which is measured as the difference in the present value of the contractual cash flows that are due under the contract, and the cash flows that are expected to be received.
The Company reviews its accounts receivable at each reporting date and considers both current and forward-looking macro-economic factors that may affect historical default rates when estimating ECL.
Accounts receivable, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or decreased by adjusting the carrying value of the loan or receivable. If a past write-off
is later recovered, the recovery is recognized in the consolidated statements of net (loss) income.
Fair value of financial instruments
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

4.	MATERIAL ACCOUNTING POLICIES (continued)

a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management’s estimates of the current market value at a given point in time.
The Company has certain financial assets and liabilities that are measured at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2 and 3 during the year ended December 31, 2025 and nine month period ended December 31, 2024. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.
The Company reclassifies financial assets only when its business model for managing those assets changes. Financial liabilities are not reclassified.
Accounts receivable
Accounts receivable are recognized initially at transaction price and are non-interest
bearing. Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer operating performance, historical payment patterns and current collection efforts, relevant forward looking information and the Company’s security interests, if any. Recoveries of accounts receivables previously provided for in the allowance for doubtful accounts are deducted from administrative and selling expenses in the consolidated statements of net (loss) income.
Inventories
Raw materials, work in process and finished products inventories are measured at the lower of average cost and net realizable value. Average cost for finished goods and work in process is comprised of direct costs and an allocation of production overheads, including depreciation expense. Supplies inventories are measured at the lower of average cost and net realizable value.
Property, plant and equipment, net
Items of property, plant and equipment are recorded at cost less accumulated depreciation and impairment. The cost of an item of property or equipment comprises costs that can be directly attributed to its acquisition and to bringing the asset to a working condition for its intended use, including borrowing costs that meet the criteria for capitalization and initial estimates of the cost of dismantling and removing the item and restoring the site on which it is located. The cost of self-constructed and self-installed assets includes the cost of direct labour in addition to the costs listed above.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

4.	MATERIAL ACCOUNTING POLICIES (continued)

Depreciation is calculated by the straight-line method based on estimated useful lives as follows:

Category of Property, Plant and Equipment	Range of Estimated Useful Life

Buildings	5 to 30 years

Machinery and equipment	5 to 40 years

Vehicles	6 to 12 years

Computer hardware	3 to 5 years
The Company also separately recognizes the cost of replacement parts and major overhaul or inspection costs if the cost of the item can be reliably measured or estimated and it is probable that the future economic benefits will be realized by the Company. When such items are replaced the carrying amount of the replaced component is derecognized. The costs of maintenance and repairs of property, plant and equipment are recognized in profit or loss as incurred.
Componentization
When significant components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items and depreciated over the respective useful lives.
Useful life, depreciation method, residual value
Estimates of the useful lives of items of property, plant and equipment are based on management’s judgement as to the physical and economic useful lives of assets and as such are subject to change in future periods. Depreciation methods, useful lives and residual values are reviewed at each reporting date with the effect of any changes in estimate being accounted for on a prospective basis.
Derecognition of property plant and equipment
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.
Impairment of tangible and intangible assets
Property, plant and equipment and intangible assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists then the recoverable amount of the asset is estimated. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset belongs. The CGU corresponds to the smallest identifiable group of assets whose continuing use generates cash inflows that are largely independent of the cash flows from other groups of assets.
An impairment loss is recognized when the carrying amount of an asset, or of the CGU to which it belongs, exceeds the recoverable amount. In determining value in use, the Company estimates cash flows before taxes based on most recent actual results and forecasts and then determines the current value of future estimated cash flows.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

4.	MATERIAL ACCOUNTING POLICIES (continued)

Impairment losses are recognized in the consolidated statements of net (loss) income. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The increased carrying amount of an asset attributable to a reversal of impairment loss may not exceed the carrying amount that would have been determined had no impairment loss been recognized in prior periods.
Leases
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company, as a lessee, recognizes a
right-of-use
asset and lease liability at commencement of the lease at the present value of the future lease payments using the interest rate implicit in the lease (if readily determinable) or the Company’s incremental rate of borrowing. Subsequent to initial measurement, the asset is depreciated using the straight-line method from the commencement date to the earlier of the end of its useful life or the end of the lease term. The lease liability is measured at amortized cost using the effective interest rate method. Lease related finance charges are recorded in finance costs in the consolidated statement of net (loss) income.
The Company has elected not to recognize
right-of-use
assets and lease liabilities for short-term leases defined as leases with a lease term of 12 months or less and low-value
assets. These types of leases are recorded in the consolidated statement of net (loss) income as incurred.
Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.
All other borrowing costs are recognized in profit or loss in the period in which they are incurred.
Retirement benefit costs
The Company provides pensions and certain health care, dental care, life insurance and other benefits for certain retired employees pursuant to Company policy. For defined benefit pension plans and other post-employment benefits, the defined benefit cost is actuarially determined on an annual basis by independent actuaries using the projected unit credit method. Remeasurement comprising of actuarial gains and losses, the effect of the asset ceiling and the return on plan assets (excluding interest) are recognized immediately in the consolidated statements of financial position with a charge to other comprehensive (loss) income in the period in which they occur. The Company has elected to transfer those amounts recognized in other comprehensive (loss) income to a separate reserve within equity.
Net-interest
is calculated by applying the discount rate to the net defined benefit liability. Defined benefit and other post-employment benefit costs are split into three categories:

●	service cost, past-service cost, gains and losses on curtailments and settlements;
●	net interest expense; and
●	remeasurement.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

4.	MATERIAL ACCOUNTING POLICIES (continued)

The Company recognizes the first two components of defined benefit costs in profit or loss in its consolidated statements of net (loss) income: service cost, past service cost, gains and losses on curtailments and settlements in Cost of sales and Administrative and selling expenses; and net interest expense in Interest on pension and other post-employment benefit obligations. The determination of a benefit expense requires assumptions such as the discount rate, the expected mortality, the expected rate of future compensation increases and the expected healthcare cost trend rate. Actual results will differ from estimated results which are based on these assumptions.
The asset or liability recognized in the consolidated statements of financial position represents the actual plan situation in the Company’s defined benefit and other post-employment benefit plans. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the plan assets, the remeasurement components, are recognized immediately in other comprehensive (loss) income. Any defined benefit asset resulting from this calculation is limited to the present value of any economic benefit in the form of refunds from the plan or reduction in future contributions to the plan.
Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.
Termination benefits
Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary retirement. Termination benefits for voluntary retirements are recognized the earlier of the date when the Company recognizes related restructuring costs and the date when the Company can no longer withdraw the offer of the benefits related to the voluntary retirement.
Short-term benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
Environmental liabilities
An environmental liability is recognized if, as a result of an agreement, the Company has a present legal obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as an environmental liability is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account risks and uncertainty of cash flows. Where the effect of discounting is material, environmental liabilities are determined by discounting the expected future cash flows at a pre-tax
rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.
Revenue recognition
The Company’s revenue is generated primarily from contracts to produce, ship and deliver steel products, and to a lesser extent, to deliver non-steel
by-products
of the steelmaking processes and related freight revenue.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

4.	MATERIAL ACCOUNTING POLICIES (continued)

Revenue is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and other incentives. Revenue from the sale of goods is recognized to the extent that it is probable that the economic benefits will flow to the Company, can be reliably measured, and at a point-in-time
when the performance obligation is satisfied by transferring the promised good to a customer. A good is considered transferred when the customer obtains control, which is defined as the ability to direct the use of and obtain substantially all of the remaining benefits of an asset. The Company’s performance obligations in respect of its steel contracts are satisfied upon loading the products onto the truck, railcar or vessel that will deliver the products to the customer (known as free on board or “FOB” shipping), at which time the products are deemed to be transferred and the customer obtains title to, and control of, such products. Upon the fulfillment of these criteria, revenue and costs associated with such products are included in the consolidated statements of net (loss) income.
Freight and other transportation costs billed to customers are recorded gross within revenue and cost of goods sold.
Non-steel
revenue primarily pertains to the sale of various
by-products
such as kish, ore fines, mill scale, scrap rolls and high sulfur iron. The Company’s performance obligations in respect of its sales of by-products
are satisfied upon loading of the applicable
by-products
on an FOB shipping basis, at which time such
by-products
are deemed to be transferred and the customer obtains title to, and control of, such by-products.
The Company has pricing latitude in revenue arrangements and is also exposed to inventory and credit risks. The Company offers industry standard payment terms that typically requires payment from customers 30 days after title and control transfers.
Government funding
The benefit of government funding is not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to it and that the funding will be received. Benefits related to government funding in the form of low interest rate loans, interest free loans and grants for items of capital are presented in the consolidated statements of financial position as an offset to the carrying value of the property, plant and equipment to which the benefits relate. In the case of low interest rate loans and interest free loans, the benefit is calculated as the difference between the fair value amount of the low interest rate loan or the interest free loan and the proceeds received. Claims under government grant programs related to income are recorded within the consolidated statements of net (loss) income as a reduction of the related item the grant is intended to offset, in the period in which the eligible expenses were incurred or when the services have been performed.
Research
Research costs are expensed as incurred, due to the nature of the projects. Where government incentives in the form of investment tax credits and grants are received for research projects initiated by the Company for its own purposes, these incentives are deducted from the applicable category of expenditures.
Finance cost
Finance cost is comprised of interest expense on borrowings, amortization of issuance costs, and accretion of environmental liabilities. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

4.	MATERIAL ACCOUNTING POLICIES (continued)

Actuarially determined interest costs related to the defined benefit pension obligation and the other post-employment benefit obligation are recorded respectively as components of the carrying amount of the accrued pension liability and the accrued other post-employment benefit obligation.
Taxation
Current and deferred income tax are recognized in net (loss) income, except when they relate to items that are recognized in other comprehensive (loss) income or directly in equity, in which case, the current and deferred income tax are also recognized in other comprehensive (loss) income or directly in equity, respectively.
Current tax
The current tax expense or recovery is based on taxable (loss) income for the year. Taxable (loss) income differs from net (loss) income before taxes as reported in the consolidated statements of net (loss) income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability or receivable for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.
Deferred income tax
Deferred income tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income or loss. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilised.
The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax assets and liabilities reflects the tax consequences, based on management’s expectation at the end of the reporting period, that would follow from the recovery or settlement of the carrying amount of its assets and liabilities.
Share-based payment
The Company provides certain employees with long-term incentive awards. Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value includes the effect of market based vesting conditions but excludes the effect of performance conditions. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 38.
The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the expected vesting period, which is determined based on the Company’s expected timing on meeting the performance condition. The impact of the revision of the

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

4.	MATERIAL ACCOUNTING POLICIES (continued)

original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.
For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year.
Comprehensive (Loss) Income
Other comprehensive (loss) income (“OCI”) includes foreign exchange gain or loss on translation to the Company’s presentation currency from the US Dollar functional currency. OCI includes actuarially determined gains and losses on post employment benefits offered to certain employees and the effect of any limits applied to the defined benefit asset. Comprehensive (loss) income is composed of net (loss) income and OCI.
Accumulated OCI is a separate component of Shareholders’ Equity which includes the accumulated balances of all components of OCI which are recognized in comprehensive income but excluded from net (loss) income.
Standards and Interpretations issued and not yet adopted
Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18,
Presentation and Disclosure in Financial Statements
. IFRS 18 replaces IAS 1,
Presentation of Financial Statements
and sets out requirements for the presentation and disclosure of information in general purpose financial statements. The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact on the consolidated financial statements.
Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive (loss) income. The amendments apply to annual reporting periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the impact on the consolidated financial statements.

5.	CRITICAL ESTIMATES AND JUDGEMENTS
The preparation of these consolidated financial statements, in accordance with IFRS Accounting Standards, requires management to make estimates and assumptions that affect the reported

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

5.	CRITICAL ESTIMATES AND JUDGEMENTS (continued)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Judgement is used mainly in determining whether a balance or transaction should be recognized in the consolidated financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. However, judgement and estimates are often interrelated.
In the determination of CGU, the Company assessed its identifiable group of assets that generates cash inflows and concluded the Company has a single cash generating unit. Judgements, estimates and assumptions are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances.
Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.
The following discussion sets forth management’s most critical estimates and assumptions in determining the value of assets, liabilities, revenue and expenses:
Allowance for doubtful accounts
Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer-operating performance, historical payment patterns and current collection efforts, relevant forward-looking information and the Company’s security interests, if any.
Useful lives of property, plant and equipment and Intangible assets
The Company reviews the estimated useful lives of property, plant and equipment and intangible assets at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. Estimated useful lives of items of property, plant and equipment and intangible assets are based on a best estimate and the actual useful lives may be different.
Impairment of property, plant and equipment and Intangible assets
Determining whether property, plant and equipment and intangible assets are impaired requires the Company to determine the recoverable amount of the CGU to which the asset is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value. To calculate the value of the CGU in use, management determines expected future cash flows, which involves, among other items, forecasted steel selling prices, forecasted tons shipped, costs and volume of production, growth rate, and the estimated selling costs, using an appropriate discount rate.
Defined Benefit Retirement Plans
The Company’s determination of employee benefit expense and obligations requires the use of assumptions such as the discount rate applied to determine the present value of all future cash flows expected in the plan. Since the determination of the cost and obligations associated with employee future benefits requires the use of assumptions such as discount rates, compensation rates, mortality,

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

5.	CRITICAL ESTIMATES AND JUDGEMENTS (continued)

inflation and indexation, there is measurement uncertainty inherent in the actuarial valuation process. Actual results could differ from estimated results which are based on assumptions.
Taxation
The Company computes and recognizes an income tax provision in each of the jurisdictions in which it operates. Actual amounts of income tax expense or recovery and scientific research and experimental development investment tax credits only become final upon filing and acceptance of the returns by the relevant authorities, which occur subsequent to the issuance of the consolidated financial statements.
Additionally, the estimation of income taxes includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, net (loss) income will be affected in a subsequent period. The Company will file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by the Company may be challenged by the relevant tax authorities. Rulings that result in adjustments to tax returns filed will be recorded in the period where the ruling is made known to the Company.

6.	CAPITAL MANAGEMENT
The Company’s objectives when managing capital are:

(a)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;
(b)	to meet external capital requirements on debt and credit facilities;
(c)	to ensure adequate capital to support long-term growth strategy; and
(d)	to provide an adequate return to shareholders.
The Company continuously monitors and reviews the capital structure to ensure the objectives are met.
Management defines capital as the combination of its indebtedness, as disclosed in Note 18, its governmental loans, as disclosed in Note 22, its senior secured lien notes, as disclosed in Note 21, and the equity balance, as disclosed in Note 29. The Company manages the capital structure within the context of the business strategy, general economic conditions, market conditions in the steel industry and the risk characteristics of assets.
The Company is in compliance with the covenants under its existing debt agreements at December 31, 2025 and December 31, 2024.

7.	REVENUE
The Company is viewed as a single reportable segment involving steel production for purposes of internal performance measurement and resource allocation. The Chief Executive Officer is the Chief Operating Decision Maker.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

7.	REVENUE (continued)

	Year ended December 31, 2025	Nine months ended December 31, 2024

Total revenue is comprised of:

Sheet & Strip	$1,311.8	$1,346.7

Plate	565.8	324.1

Slab	0.8	1.3

Freight	175.3	142.7

Non-steel revenue	32.0	26.3

	$2,085.7	$1,841.1

The geographical distribution of total revenue is as follows:

Sales to customers in Canada	$930.4	$672.5

Sales to customers in the United States	1,132.2	1,148.7

Sales to customers in the rest of the world	23.1	19.9

	$2,085.7	$1,841.1

For the year ended December 31, 2025, sales to any one customer did not represent greater than 10% of total revenue. For the nine month period ended December 31, 2024, sales of $212.3 million to one customer represented greater than 10% of total revenue.

8.	COST OF SALES

	Year ended December 31, 2025	Nine months ended December 31, 2024

Total cost of sales is comprised of:

Cost of steel revenue	$2,318.2	$1,789.4

Cost of steel tariffs	225.0	-

Cost of freight revenue	175.3	142.7

Cost of non-steel revenue	32.0	26.3

	$2,750.5	$1,958.4

Inventories recognized as cost of sales:	$2,575.2	$1,815.7

Net inventory write-downs as a result of net realizable value lower than cost included in cost of sales:	$24.4	$29.3

Depreciation included in cost of steel revenue for the year ended December 31, 2025 was $355.0 million. Refer to Note 17 for further details regarding impacts of accelerating transition to Electric Arc Furnace (“EAF”) steelmaking from blast furnace and basic oxygen steelmaking operations. Depreciation included in cost of steel revenue for the nine month period ended December 31, 2024 was $103.0 million. Wages and benefits included in cost of steel revenue for the year ended December 31, 2025 was $339.7 million. Wages and benefits included in cost of steel revenue for the nine month period ended December 31, 2024 was $273.9 million.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

8.	COST OF SALES (continued)

Stranded inventory write-downs as a result of accelerating transition to EAF steelmaking from blast furnace and basic oxygen steelmaking operations included in cost of steel revenue for the year ended December 31, 2025 was $40.3 million (December 31, 2024 – nil).
Federal Greenhouse Gas Pollution Pricing Act
During the year ended December 31, 2025, total Carbon Tax recognized in cost of sales was $31.4 million. During the nine month period ended December 31, 2024, total Carbon Tax recognized in cost of sales was $31.0 million.
United States Steel Tariffs
Pursuant to Section 232 of the Trade Expansion Act of 1962, the Unites States imposed 25% ad valorem tariffs for steel articles, aluminum articles, and steel and aluminum derivative (i.e. “downstream” articles), without exclusions. The tariffs were effective March 4, 2025, paused on March 6, 2025, and then reinstated March 12, 2025. Further, on June 4, 2025, the tariffs were increased to 50% for all steel and aluminum imports to the United States. Tariff costs of $225.0 million were included in Cost of Sales for the year ended December 31, 2025 (nil for the nine month period ended December 31, 2024).

9.	ADMINISTRATIVE AND SELLING EXPENSES

	Year ended December 31, 2025	Nine months ended December 31, 2024

Administrative and selling expense is comprised of:

Personnel expenses	$36.6	$30.5

Share-based compensation expense	7.4	12.7

Professional, consulting, legal and other fees	15.2	14.6

Insurance	35.4	24.6

Software licenses	6.8	5.3

Allowance for doubtful accounts (Note 15)	0.4	5.6

Amortization of intangible assets and non-producing assets	0.8	0.4

Other administrative and selling	9.6	9.9

	$112.2	$103.6

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

10.	FINANCE COSTS

	Year ended December 31, 2025	Nine months ended December 31, 2024

Finance costs are comprised of:

Interest on senior secured lien notes (Note 21)	$43.4	$31.5

Revolving Credit Facility fees	2.7	1.8

Interest on the Revolving Credit Facility (Note 18)	2.4	-

Interest on Large Enterprise Tariff Loan (LETL) Facilities	0.3	-

Interest on financing arrangement	1.5	0.6

Other interest expense	3.5	7.9

Revaluation of discount rate for environmental liabilities	1.2	0.3

Unwinding of issuance costs of debt facilities (Note 18, 22, 26 ) and accretion of governmental loan benefits and discounts on environmental liabilities	17.1	13.4

	$72.1	$55.5

11.	INTEREST ON PENSION AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

	Year ended December 31, 2025	Nine months ended December 31, 2024

Interest on pension and other post-employment benefit obligations is comprised of:

Interest on defined benefit pension obligation (Note 23)	$7.0	$8.1

Interest on other post-employment benefit obligation (Note 24)	8.8	8.0

	$15.8	$16.1

12.	SEVERANCE COSTS
On September 28, 2025, in response to the projected tariff situation affecting Canadian steel exports to the United States, the Company’s Board of Directors approved an operational plan to commence the exit from blast furnace and coke production and to accelerate the transition to EAF steelmaking by December 31, 2025. In connection with this plan, on December 1, 2025 the Company issued layoff notices to 1,005 unionized employees. As a result, an accrual of severance and other employee related costs totalling $45.8 million is presented in the consolidated statements of financial position.

13.	CASH AND RESTRICTED CASH
At December 31, 2025, the Company had $77.5 million of cash (December 31, 2024 – $266.9 million) and restricted cash of $0.1 million (December 31, 2024 – $0.1 million). Restricted cash was held to provide collateral for letters of credit and other obligations of the Company at both December 31, 2025 and December 31, 2024.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

14.	TAXES RECEIVABLE

As at,	December 31, 2025	December 31, 2024

The carrying amount of:

Sales taxes receivable	$5.1	$27.7

Income taxes receivable	201.8	56.6

	$206.9	$84.3

15.	ACCOUNTS RECEIVABLE, NET

As at,	December 31, 2025	December 31, 2024

The carrying amount of:

Trade accounts receivable	$172.4	$222.5

Allowance for doubtful accounts	(9.0)	(8.8)

Governmental loan claims receivable

Federal Ministry of Industry, Strategic Innovation Fund (“Federal SIF”) Agreement	20.0	6.7

Northern Industrial Electricity Rate program rebate receivable	2.6	2.6

Other accounts receivable	6.7	4.6

	$192.7	$227.6

Allowance for doubtful accounts

Balance at March 31, 2024	$(3.1)
Adjustment to expected credit loss	(5.7)

Balance at December 31, 2024	$(8.8)
Adjustment to expected credit loss	(0.2)

Balance at December 31, 2025	$(9.0)

16.	INVENTORIES

As at,	December 31, 2025	December 31, 2024

The carrying amount of:

Raw materials and consumables	$272.7	$637.8

Work in progress	203.2	147.0

Finished goods	93.4	94.4

	$569.3	$879.2

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

17.	PROPERTY, PLANT AND EQUIPMENT, NET

As at,	December 31, 2025	December 31, 2024

The carrying amount of:

Freehold land	$4.7	$7.1

Buildings	361.5	53.6

Machinery and equipment	475.1	765.2

Computer hardware	4.7	5.8

Right-of-use assets	3.8	6.4

Property under construction	180.1	824.6

	$1,029.9	$1,662.7

The following table presents the changes to the cost of the Company’s property, plant and equipment for the year ended December 31, 2025 and the nine month period ended December 31, 2024:

Cost	Freehold Land	Buildings	Machinery & Equipment	Computer Hardware	Right-of- use assets	Property under construction	Total

Balance at March 31, 2024	$6.7	$91.0	$1,181.0	$5.6	$7.7	$638.3	$1,930.3

Additions	-	-	11.5	-	-	258.9	270.4

Transfers	-	1.3	111.9	2.2	0.4	(115.7)	0.1

Disposals	-	(0.1)	(7.4)	-	-	(1.6)	(9.1)

Foreign exchange	0.4	5.8	79.6	0.4	0.5	44.7	131.4

Balance at December 31, 2024	$7.1	$98.0	$1,376.6	$8.2	$8.6	$824.6	$2,323.1

Additions	-	-	8.7	-	-	309.1	317.8

Transfers	-	466.5	390.4	2.4	-	(859.3)	-

Disposals	-	(0.2)	(7.2)	-	-	-	(7.4)

Foreign exchange	(0.4)	(7.9)	(71.6)	(0.5)	(0.4)	(32.0)	(112.8)

Balance at December 31, 2025	$6.7	$556.4	$1,696.9	$10.1	$8.2	$242.4	$2,520.7

The following table presents the changes to accumulated depreciation and impairment loss on the Company’s property, plant and equipment for the year ended December 31, 2025 and the nine month period ended December 31, 2024:

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

17.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Accumulated Depreciation and Impairment Loss:	Freehold Land	Buildings	Machinery & Equipment	Computer Hardware	Right-of- use assets	Property under construc- tion	Total

Balance at March 31, 2024	$-	$38.6	$483.4	$1.6	$1.5	$-	$525.1

Depreciation expense	-	3.3	100.7	0.7	0.6	-	105.3

Disposals	-	(0.1)	(7.2)	-	-	-	(7.3)

Foreign exchange	-	2.6	34.5	0.1	0.1	-	37.3

Balance at December 31, 2024	$-	$44.4	$611.4	$2.4	$2.2	$-	$660.4

Depreciation expense	-	8.8	366.0	1.1	0.8	-	376.7

Disposals	-	-	(7.0)	-	-	-	(7.0)

Foreign exchange	-	(3.3)	(38.1)	(0.1)	(0.2)	(0.9)	(42.6)

Impairment loss	2.0	145.0	289.5	2.0	1.6	63.2	503.3

Balance at December 31, 2025	$2.0	$194.9	$1,221.8	$5.4	$4.4	$62.3	$1,490.8

Impairment of property, plant and equipment
During the year ended December 31, 2025, as a result of current economic conditions there were two indicators of impairment in regards to the Company’s single Cash Generating Unit (“CGU”). The Company performed an assessment at September 30, 2025 and determined the Company’s carrying value of the net assets exceeded its market capitalization and Section 232 tariffs imposed by the United States (“U.S.”) pertaining to the steel manufacturing industry resulted in two indicators identified. The Company performed an impairment test to determine whether the recoverable amount of the CGU was greater than its carrying amount. The recoverable amount was calculated based on its value-in-use
(“VIU”), determined using the income approach based on discounted cash flows projected over a period of six years. A terminal growth rate was determined and applied to the projected future cash flows after the sixth year of 2.5%. The present value of the expected cash flows from the CGU are determined by applying a suitable discount rate reflecting current market assessments of the time value of money and the risks specific to the CGU.
The following key assumptions were used in calculating the projected cash flows:

●	Probability weighted scenarios for tariff costs were considered with the tariff rate remaining at 50% in the near to mid-term and continuing indefinitely at a lower rate in the longer term;
●	U.S. shipment volume significantly lower than the Company’s historical U.S. shipment volume in the near to mid-term;
●
Total shipment volume significantly lower compared to the Company’s historical total shipment volume in the near to mid-term,
specifically for sheet product, and returning to the Company’s historic capacity in the longer term; and

●	Cash flows discounted at an after-tax discount rate of 15.0% based on the Company’s weighted average cost of capital and risks specific to the CGU.
As a result of the impairment test, the Company determined that the carrying amount of $2,413.4 million at September 30, 2025 exceeded the Company’s recoverable amount of $1,910.0 million and an impairment loss totalling $503.4 million was recorded in the consolidated statements of net loss. The impairment loss was allocated to property, plant and equipment and intangible assets for a total of $503.3 million and $0.1 million, respectively.
Useful lives of property, plant and equipment
The Company reviews the estimated useful lives of property, plant and equipment at the end of each

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

17.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

annual reporting period, and whenever events or circumstances indicate a change in useful life. Effective October 1, 2023, the Company reduced the useful lives of assets pertaining to blast furnace and basic oxygen steelmaking operations to be fully depreciated by December 31, 2029. Effective September 28, 2025, the Company further reduced the useful lives of these assets as a result of the Company’s Board of Directors approving an operational plan to commence the exit from blast furnace and coke production and to accelerate the transition to EAF steelmaking. The useful lives of blast furnace and basic oxygen steelmaking assets have been reduced and are fully depreciated as at December 31, 2025.
Depreciation of property, plant and equipment
Depreciation of property, plant and equipment for the year ended December 31, 2025 was $376.7 million. Depreciation of property, plant and equipment for the nine month period ended December 31, 2024 was $105.3 million. Depreciation included in inventories at December 31, 2025, amounted to $30.1 million (December 31, 2024 - $15.6 million).
Acquisitions and disposals
During the year ended December 31, 2025, property, plant and equipment were acquired at an aggregate net cost of $317.8 million; comprised of property, plant and equipment acquired with a total cost of $352.6 million, against which the Company recognized benefits totalling $34.8 million in respect of the governmental loans and grants. During the nine month period ended December 31, 2024, property, plant and equipment were acquired at an aggregate net cost of $270.5 million; comprised of property, plant and equipment acquired with a total cost of $300.5 million, against which the Company recognized benefits totalling $30.0 million in respect of the governmental loans.
During the year ended December 31, 2025, the Company had additions to property under construction for the EAF for an aggregate net cost of $206.3 million, including benefits in respect of the governmental loans and grants totalling $35.1 million. During the nine month period ended December 31, 2024, the Company had additions to property under construction for the EAF for an aggregate net cost of $147.4 million, including benefits in respect of the governmental loans totalling $30.0 million. During the year ended December 31, 2025, the Company transferred into service from property under construction for the EAF, an aggregate net cost of $615.2 million, including benefits in respect of the governmental loans and grants totalling $123.5 million.
At December 31, 2025, property under construction includes prepaid progress payments of $0.8 million for the transition from blast furnace steel production to EAF (December 31, 2024 – $210.2 million).
During the year ended December 31, 2025, property under construction totalling $859.3 million and corresponding accumulated impairment loss of $186.9 million were transferred into service for buildings, machinery and equipment and computer hardware.
Government Funding Agreements
On November 30, 2018, the Company, together with the governments of Canada and Ontario entered into agreements totalling up to $120.0 million of modernization and expansion related capital expenditure support from the governments of Canada and Ontario. Additionally, on March 29, 2019, the Company, together with the government of Canada entered into an agreement totalling up to $30.0 million of modernization and expansion related capital expenditure support from the government of Canada. On September 20, 2021, the Company, together with the government of Canada entered into an agreement to support the transition from blast furnace steel production to

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

17.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

EAF which consists of a loan of up to $200 million from the Innovation Science and Economic Development Canada’s Strategic Innovation Fund (“SIF”).
The Company entered into an agreement with the Ministry of the Environment, Conservation and Parks on July 14, 2025 under Ontario’s Ministry of Environment, Conservation and Parks Emissions Performance Program for maximum funding of $56.9 million for reimbursement of eligible expenditures incurred in construction of the EAF, with a total of $24.2 million received during the year ended December 31, 2025. This funding was recorded as a reduction in property under construction for the EAF.

18.	BANK INDEBTEDNESS
The Company increased its traditional asset-based revolving credit facility (“Revolving Credit Facility”) from US $300.0 million to US $375.0 million on September 12, 2025, maturing May, 2028. The Revolving Credit Facility is secured by substantially all of the Company’s assets. Under the General Security Agreement, the Revolving Credit Facility has a priority claim on the accounts receivable and the inventories of the Company and the rest of the Company’s assets. The Revolving Credit Facility contains a customary springing fixed charge coverage ratio when availability falls below a certain ratio. The interest rate on the Revolving Credit Facility is based on Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 10 basis points plus an applicable margin, which varies depending on usage.
At December 31, 2025, the Company had drawn $170.2 million (US $124.2 million), and there was $194.5 million (US $141.9 million) of unused availability after taking into account $66.1 million (US $48.2 million) of outstanding letters of credit, and borrowing base reserves. At December 31, 2024, the Company had drawn $0.4 million (US $0.3 million), and there was $361.8 million (US $251.4 million) of unused availability after taking into account $69.5 million (US $48.3 million) of outstanding letters of credit and borrowing base reserves.
Transaction costs related to the Revolving Credit Facility amounted to $8.7 million. Transaction costs are disclosed as other non-current
assets in the consolidated statements of financial position, and have been amortized on a straight-line basis over the life of this facility, which has a maturity date of May 31, 2028. At December 31, 2025, the unamortized transaction costs related to the Revolving Credit Facility were $0.8 million (December 31, 2024 - $1.1 million).
Reconciliation of liabilities arising from financing activities
The changes in the Company’s bank indebtedness for the year ended December 31, 2025 and nine month period ended December 31, 2024 arising from financing activities are presented below:

Balance at March 31, 2024	$0.3

Revolving Credit Facility drawn	3.0

Repayment of Revolving Credit Facility	(2.9)

Balance at December 31, 2024	$0.4

Revolving Credit Facility drawn	213.9

Repayment of Revolving Credit Facility	(42.4)

Foreign exchange	(1.7)

Balance at December 31, 2025	$170.2

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

19.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at,	December 31, 2025	December 31, 2024

The carrying amount of:

Accounts payable	$47.7	$146.1

Accrued liabilities	109.5	121.1

Wages and accrued vacation payable	46.7	51.9

	$203.9	$319.1

20.	TAXES PAYABLE AND ACCRUED TAXES

As at,	December 31, 2025	December 31, 2024

The carrying amount of:

Payroll taxes payable	$4.1	$7.0

Sales taxes payable	1.6	1.8

Carbon tax accrual	27.0	32.8

	$32.7	$41.6

21.	SENIOR SECURED LIEN NOTES
On April 5, 2024, the Company’s indirect wholly-owned subsidiary, ASI, issued an aggregate of US $350.0 million of 9.125% Senior Secured Lien Notes (the “Notes”) due April 15, 2029. The Notes are guaranteed on a senior secured basis by ASI’s immediate parent company and all of ASI’s subsidiaries. Interest payments are due April 15 and October 15, and commenced on October 15, 2024.
Prior to the maturity date, the Company can exercise various rights to redeem the Notes in whole or in part at a specific redemption price. In some cases, the redemption of the Notes is only permitted upon the occurrence of a specific event. Management has determined that these optional redemption features of the Notes represent an embedded derivative. At December 31, 2025, the fair value of the derivative asset of nil (December 31, 2024 - $5.9 million) is presented in other long-term assets in the consolidated statements of financial position.
Underwriter fees and other transaction costs related to the Notes amounted to $10.1 million. Transaction costs are presented as an offset against the Notes in the consolidated statements of financial position, and are being amortized using the effective interest rate method over the life of the facility.

As at,	December 31, 2025	December 31, 2024

The carrying amount of:

Senior Secured Lien Notes, due April 15, 2029	$483.8	$507.8

Less: unamortized transaction costs	(7.2)	(9.4)

	$476.6	$498.4

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

22.	GOVERNMENTAL LOANS

As at,	December 31, 2025	December 31, 2024

The carrying amount of:

Long-term portion

Federal AMF Loan, denominated in Canadian dollars, due March 1, 2028	$20.2	$16.6

Provincial MENDM Loan, denominated in Canadian dollars, due November 30, 2028	34.0	35.8

Federal SIF Agreement loan, denominated in Canadian dollars, due April 30, 2031	10.6	9.9

Federal SIF EAF Agreement loan, denominated in Canadian dollars, due January 1, 2030	83.1	71.3

Federal LETL loan, denominated in Canadian dollars, due November 14, 2032	35.5	-

Provincial LETL loan, denominated in Canadian dollars, due November 14, 2032	8.9	-

	$192.3	$133.6

Current portion

Federal AMF Loan, denominated in Canadian dollars	$0.3	$10.0

Provincial MENDM Loan, denominated in Canadian dollars	13.7	15.0

	$14.0	$25.0

	$206.3	$158.6

Federal Economic Development Agency for Southern Ontario
On November 30, 2018, the Company entered into an agreement with the Federal Economic Development Agency, through the Advanced Manufacturing Fund (“Federal AMF Loan”). The Company received a $60.0 million interest free loan as reimbursement for certain defined capital expenditures. The Company commenced equal monthly installments on April 1, 2022 to July 1, 2025 under the terms of the original agreement. On July 17, 2025, the Company amended the Federal AMF Loan agreement and will repay in amended monthly installments until March 1, 2031. Under the General Security Agreement, this facility has a third priority claim on all of the Company’s assets which is pari passu
with the Provincial MENDM Loan, defined below.
As at December 31, 2025, the Company had applied for reimbursements of $60.0 million and recognized a benefit, net of accretion, of $6.2 million. During the year ended December 31, 2025, the Company made repayments totalling $5.2 million. Accordingly, the carrying value of the Federal AMF Loan was $20.5 million at December 31, 2025. As at December 31, 2024, the Company had applied for reimbursements of $60.0 million and recognized a benefit, net of accretion, of $5.3 million. During the nine month period ended December 31, 2024, the Company made repayments totalling $7.5 million. Accordingly, the carrying value of the Federal AMF Loan was $26.6 million at December 31, 2024.
Ministry of Energy, Northern Development and Mines
On November 30, 2018, the Company entered into an agreement with the Ministry of Energy, Northern Development and Mines (the “Provincial MENDM Loan”) under which, the Company received a $60.0 million low interest loan as reimbursement for certain defined capital expenditures.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

22.	GOVERNMENTAL LOANS (continued)

Per the original agreement, the Company was required to repay the loan in monthly blended payments of principal and interest beginning on December 31, 2024 and ending on November 30, 2028. On August 21, 2025, the Company amended the Provincial MENDM Loan agreement and will defer payments commencing August 1, 2025 through to January 31, 2026. This facility matures May 31, 2029 and bears interest at an annual interest rate equal to the greater of 2.5% per annum; and the lenders cost of funds. Under the General Security Agreement, this facility has a third priority claim on all of the Company’s assets which is pari passu
with the Federal AMF Loan.
As at December 31, 2025, the Company had applied for and received reimbursements of $60.0 million and recognized a benefit, net of accretion, of $2.3 million. During the year ended December 31, 2025, the Company made repayments totalling $8.7 million. Accordingly, the carrying value of the Provincial MENDM Loan was $47.7 million at December 31, 2025. As at December 31, 2024, the Company had applied for and received reimbursements of $60.0 million and recognized a benefit, net of accretion, of $7.9 million. During the year ended December 31, 2024, the Company made repayments totalling $1.2 million. Accordingly, the carrying value of the Provincial MENDM Loan was $50.8 million at December 31, 2024.
Ministry of Industry
On March 29, 2019, the Company, together with the government of Canada, entered into an agreement whereby a benefit of $30.0 million flowed to the Company; $15.0 million in the form of a grant, and $15.0 million in the form of an interest free loan; from the Ministry of Industry, Strategic Innovation Fund (the “SIF Agreement”). Under the terms of this agreement, the Company was reimbursed for certain defined capital. On March 25, 2024, the Company amended the SIF Agreement and will repay in equal annual instalments, the $15.0 million interest free loan portion of this funding beginning on April 30, 2027 and ending on April 30, 2034. The agreement is guaranteed by the Company’s subsidiary, Algoma Steel Intermediate Holdings Inc.
At December 31, 2025, the Company had applied for reimbursements of $15.0 million each under the grant and loan portions of the agreement, and recognized a benefit of $15.0 million. Additionally, at December 31, 2025, the Company had recognized a benefit, net of accretion, of $4.4 million. The carrying value of the Federal SIF Agreement was $10.6 million at December 31, 2025. At December 31, 2024, the Company had applied for reimbursements of $15.0 million each under the grant and loan portions of the agreement, and recognized a benefit of $15.0 million. Additionally, at December 31, 2024, the Company had recognized a benefit, net of accretion, of $5.1 million. The carrying value of the Federal SIF Agreement was $9.9 million at December 31, 2024.
On September 20, 2021, the Company, together with the government of Canada, entered into an agreement of which a benefit of up to $200.0 million would flow to the Company in the form of a loan from the SIF. Under the terms of the SIF agreement, the Company will be reimbursed for certain defined capital expenditures incurred to transition from blast furnace steel production to EAF steel production between March 3, 2021 and March 31, 2025. The repayment period will commence upon the earlier of the Company having access to full power from the provincial electricity grid to operate the EAF independently, or January 1, 2030. The annual repayment is further dependent on the Company’s performance in reducing its GHG emissions.
At December 31, 2025, the Company had applied for reimbursement of $200.0 million and recognized a benefit, net of accretion, in respect of this agreement of $116.9 million. Accordingly, the carrying value of the SIF EAF Agreement was $83.1 million. For the nine month period ended December 31, 2024, the Company had applied for reimbursements under the SIF loan agreement of $43.8 million and recognized a benefit, net of

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

22.	GOVERNMENTAL LOANS (continued)

accretion, in respect of this agreement of $26.0 million. Accordingly, the carrying value of the SIF EAF Agreement was $71.3 million.
Canada Enterprise Emergency Funding Corporation and Ministry of Northern Economic Development and Growth
On November 14, 2025, the Company entered into agreements with Canada Enterprise Emergency Funding Corporation under the Large Enterprise Tariff Loan (the “Federal LETL”) program and the Ministry of Northern Economic Development and Growth (the “Provincial LETL”) to secure a $500 million governmental loan comprised of a $400 million loan facility from the government of Canada and a $100 million loan facility from the Province of Ontario (collectively, the “Facilities”). The Facilities will be provided proportionately for which 20% shall be secured, ranking junior to the Company’s existing first lien Revolving Credit Facility and the Notes, with the remaining 80% of the Facilities being unsecured. The Facilities include customary positive and negative covenants, including a restriction on capital distributions.
The Facilities are subject to the issuance of 6.77
million common share purchase LETL Warrants to Canada Enterprise Emergency Funding Corporation (5.42 million LETL Warrants) and His Majesty the King in Right of Ontario (
1.35
million LETL Warrants), with each LETL Warrant being exercisable for one common share of the Company at an exercise price of $
11.08
for a
ten-year
term, vesting proportionately as unsecured draws are made. The Facilities have a seven-year term, with interest at CORRA + 200 bps for three years, stepping up by 200 bps each year thereafter. The exercise price of the LETL Warrants is equivalent to the volume-weighted average trading price of the Company’s common shares on the TSX from the completion of its going-public transaction in October 2021 through November 1, 2024, which was prior to the Section 232 tariffs imposed by the U.S. The LETL Warrants represent an embedded derivative for which a derivative liability has been presented on the consolidated statements of financial position totalling $
7.5
million and a corresponding loss has been included in change in fair value of IPO and LETL Warrant liabilities in the consolidated statements of net loss. As at December 31, 2025, no LETL warrants have vested.
For the year ended December 31, 2025, the Company received $66.2 million and $16.6 million loan proceeds, net of transaction costs of $0.4 million and $0.1 million, and interest paid in kind totalling $0.2 million and $0.1 million, for the Federal LETL and Provincial LETL, respectively. The Company recognized a benefit, net of accretion, in respect of these agreements of $30.7 million and $7.7 million for the Federal LETL and Provincial LETL, respectively. Accordingly, the carrying value of the Federal LETL agreement and Provincial LETL agreement was $35.5 million and $8.9 million, respectively.
Transaction costs related to the Facilities amounted to $2.8 million. Transaction costs are presented as other long-term assets in the consolidated statements of financial position. Transaction costs are allocated proportionately based on the amount drawn down on the Facilities. At December 31, 2025, the unamortized transaction costs related to the Facilities were $2.3 million (December 31, 2024 - nil).
The Company has recognized the governmental loan claims receivable, governmental loan payable and benefit associated with these agreements because the Company has fulfilled its obligations under the respective agreements and has reasonable assurance the grant will be received.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

22.	GOVERNMENTAL LOANS (continued)

The changes in the Company’s governmental loan facilities arising from financing activities are presented below:

	Governmental Loan Issued (Repaid) *	Governmental loan benefit recognized immediately	Accretion of governmental loan benefit	Carrying value

Federal AMF Loan

Balance at December 31, 2024	$31.7	$(26.5)	$21.2	$26.6

Movement in the period	(5.2)	(3.0)	2.1	(6.1)

Balance at December 31, 2025	$26.5	$(29.5)	$23.3	$20.5

Provincial MENDM Loan

Balance at December 31, 2024	$58.8	$(26.4)	$18.5	$50.8

Movement in the period	(8.7)	3.1	2.5	(3.1)

Balance at December 31, 2025	$50.1	$(23.3)	$21.0	$47.7

Federal SIF Loan

Balance at December 31, 2024	$15.0	$(9.2)	$4.1	$9.9

Movement in the period	-	-	0.7	0.7

Balance at December 31, 2025	$15.0	$(9.2)	$4.8	$10.6

Federal SIF EAF Loan

Balance at December 31, 2024	$183.7	$(120.3)	$7.9	$71.3

Movement in the period	16.3	(10.8)	6.3	11.8

Balance at December 31, 2025	$200.0	$(131.1)	$14.2	$83.1

Federal LETL Loan

Balance at December 31, 2024	$-	$-	$-	$-

Movement in the period	66.2	(31.0)	0.3	35.5

Balance at December 31, 2025	$66.2	$(31.0)	$0.3	$35.5

Provincial LETL Loan

Balance at December 31, 2024	$-	$-	$-	$-

Movement in the period	16.6	(7.8)	0.1	8.9

Balance at December 31, 2025	$16.6	$(7.8)	$0.1	$8.9

Total, Governmental Loans

Balance at December 31, 2024	$289.2	$(182.4)	$51.7	$158.6

Movement in the period	85.2	(49.5)	12.0	47.7

Balance at December 31, 2025	$374.4	$(231.9)	$63.7	$206.3

* Net of transaction costs and interest paid-in-kind for the Federal LETL Loan and Provincial LETL Loan.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	PENSION BENEFITS
Defined contribution plan
The Company maintains a defined contribution pension plan established by Old Steelco Inc.’s predecessor in 2004 for non-unionized
employees in Canada joining the Company after January 1, 2003. As part of Old Steelco Inc.’s contract negotiations with its locals which concluded on July 31, 2010, the locals and Old Steelco Inc. agreed to include in this plan all unionized employees hired subsequent to August 1, 2010 and to offer to all the current employees the option to move to the Defined Contribution Pension Plan. Under the plan, the Company is obligated to provide a base contribution of 6% of salary and also match employee contributions to a maximum of 3%, depending on years of service for non-unionized
employees. Additionally, the Company is obligated to provide a contribution for unionized employees per qualified hour worked of $3.55 to August 1, 2025 and increasing to $3.85 thereafter.
The pension expense under this plan is equal to the Company’s contribution. The pension expense for the year ended December 31, 2025 was $14.2 million. The pension expense for the nine month period ended December 31, 2024 was $10.9 million.
Defined benefit plans
The Company maintains
non-contributory
defined benefit pension plans that are closed to new entrants and cover all employees in Canada not covered under the Defined Contribution Pension Plan. The benefits are based on years of service and average earnings for a defined period prior to retirement.
The Company also maintains a closed plan for pensioners who retired prior to January 1, 2002, that provides the pensioners with a pension benefit in excess of the limits provided by the Ontario Pension Benefit Guarantee Fund (the “Closed Retiree Plan”).
These defined benefit pension plans are registered under the Pension Benefits Act (Ontario), and are legally separated from the Company. The Pension Benefits Act (Ontario) is a regulatory framework that has jurisdiction over the administration and funding of defined benefit pension plans. Within this framework, the Company has fiduciary responsibility over the administration of the defined benefit pension plans, including the development and oversight of the investment policy for pension funds and the selection and oversight of pension fund investment managers.
The defined benefit pension plans expose the Company to various risks such as: investment risk, interest rate risk, foreign currency risk, price risk, credit risk and liquidity risk.
The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at April 1, 2025 for salaried, hourly and wrap plans.
The principal assumptions used for the purposes of the actuarial valuations were as follows:

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	PENSION BENEFITS (continued)

	Year ended December 31, 2025	Nine months ended December 31, 2024

Assumptions for determination of defined benefit cost:

Defined obligation and past service cost	4.64%	4.85%

Net interest cost	4.31%	4.78%

Current service cost	4.75%	4.85%

Interest cost on current service cost	4.61%	4.84%

Discount rate for determination of defined benefit obligation	4.84%	4.64%

Assumptions for determination of defined benefit cost and defined benefit obligation:
	3.00% per	3.00% per
Ultimate rate of compensation	annum until	annum until
increase	2027	2027
	2.00%	2.00%
	thereafter	thereafter

	105%	105%
	CPM2014	CPM2014
Mortality	Private	Private
	Projection	Projection
	CPM-B	CPM-B

The components of amounts recognized in the consolidated statements of net loss in respect of the defined benefit plans are presented below:

	Year ended December 31, 2025	Nine months ended December 31, 2024

Amounts recognized in net loss were as follows:

Current service cost	$15.6	$11.7

Past service cost	5.6	-

Net interest cost	7.0	8.1

	$28.2	$19.8

Defined benefit costs recognized in:

Cost of sales	$19.1	$10.5

Administrative and selling expenses	2.1	1.2

Interest on pension liability	7.0	8.1

	$28.2	$19.8

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	PENSION BENEFITS (continued)

Past service cost recognition
On December 1, 2025 the Company issued 1,005 layoff notices to unionized employees which caused a curtailment and resulted in a past service cost adjustment related to the defined pension benefit plan of $5.6 million, of which $5.0 million was recorded in cost of steel revenue and $0.6 million was recorded in administrative and selling expense for the year ended December 31, 2025 (nil for the nine month period ended December 31, 2024).
The amounts recognized in the consolidated statements of other comprehensive (loss) income in respect of the defined benefit plans are presented below:

	Year ended December 31, 2025	Nine months ended December 31, 2024

Amounts recognized in other comprehensive loss, were as follows:

Actuarial gain on accrued pension liability	$(25.5)	$(59.5)

The amounts included in the consolidated statements of financial position in respect of the Company’s net obligation in respect of its defined benefit plans are as follows:

As at,	December 31, 2025	December 31, 2024

Present value of defined benefit obligation	$1,280.6	$1,304.7
Fair value of plan assets	1,127.6	1,126.4

Net accrued pension liability	$153.0	$178.3

Continuities of the defined benefit plan assets and obligations are as follows:

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	PENSION BENEFITS (continued)

	Year ended December 31, 2025	Nine months ended December 31, 2024

Movements in the present value of the plan assets were as follows:

Fair value of plan assets at beginning of the period and year, respectively	$1,126.4	$1,064.9
Actual return (net of investment management expenses)	61.4	105.8
Administration expenses	(2.0)	(1.3)
Employer contributions	28.0	20.0
Benefits paid	(86.2)	(63.0)
Fair value of plan assets at December 31, 2025 and

December 31, 2024, respectively	$1,127.6	$1,126.4

Movements in the present value of the defined benefit obligation were as follows:

Defined benefit obligation at the beginning of the period and year, respectively	$1,304.7	$1,302.9
Current service cost	13.5	10.5
Interest cost	54.1	45.1
Past service cost	5.6	-
Actuarial (gains) losses arising from financial assumptions	(21.1)	28.8
Effect of experience adjustments	10.0	(19.6)
Benefits paid	(86.2)	(63.0)
Defined benefit obligation at December 31, 2025 and

December 31, 2024, respectively	$1,280.6	$1,304.7

Reconciliation of the amounts recognized in accumulated other comprehensive (loss) income in the consolidated statements of changes in shareholders’ equity were as follows:

	Actuarial (gain) loss immediately recognized	Tax effect	Actuarial (gain) immediately recognized, net of tax

Balance at March 31, 2024	$(83.5)	$(0.3)	$(83.8)

Actuarial gain immediately recognized	(59.5)	-	(59.5)

Balance at December 31, 2024	$(143.0)	$(0.3)	$(143.3)

Actuarial gain immediately recognized	(25.5)	-	(25.5)

Balance at December 31, 2025	$(168.5)	$(0.3)	$(168.8)

The major categories of plan assets were as follows:

As at	December 31, 2025	December 31, 2024

Cash and cash equivalents	1%	2%
Equity instruments	51%	50%
Debt instruments	45%	46%
Other	3%	2%

	100%	100%

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	PENSION BENEFITS (continued)

Cash flow information
The Company is required to make contributions equal to current service cost. Contributions for the year ended December 31, 2025 under these regulations were $28.0 million. Contributions for the nine month period ended December 31, 2024 under these regulations were $20.0 million.
The Company’s expected future contributions in respect of its defined benefit pension plans for the fiscal year ending December 31, 2026 is $21.0 million.
Sensitivity of results to actuarial assumptions
The sensitivity of the defined benefit obligation to the key actuarial assumptions is as follows:

	Year ended December 31, 2025	Nine months ended December 31, 2024

Effect of change in discount rate assumption

One percentage point increase	$(116.6)	$(124.0)

One percentage point decrease	$138.9	$148.7

Effect of change in salary scale

One percentage point increase	$12.2	$19.1

One percentage point decrease	$(11.2)	$(14.1)

Effect of change in mortality assumption

Set forward one year	$34.1	$35.9

Set back one year	$(34.9)	$(33.2)

The discount rate sensitivities presented above are estimates based on plan durations. The defined benefit obligation and the current service cost have an implied duration of 10 and 17 years, respectively at current discount rates.
If the returns on plan assets had been 10% lower than the actual returns of plan assets experienced in the year ended December 31, 2025, the actuarial gain immediately recognized in other comprehensive loss would have decreased by approximately $110.0 million.
If the returns on plan assets had been 10% lower than the actual returns of plan assets experienced in the nine month period ended December 31, 2024, the actuarial gain immediately recognized in other comprehensive loss would have decreased by approximately $105.0 million.

24.	OTHER POST-EMPLOYMENT BENEFITS
The Company offers post-employment life insurance, health care and dental care to some of its retirees. These obligations are not pre-funded.
The most recent actuarial valuations of the present value of the other post-employment benefit obligation were carried out at November 1, 2025.
The principal assumptions used for the purposes of the actuarial valuations were as follows:

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	OTHER POST-EMPLOYMENT BENEFITS (continued)

	Year ended December 31, 2025	Nine months ended December 31, 2024

Assumptions for determination of defined benefit cost:

Discount rate

Defined benefit obligation	4.70%	4.85%

Current service cost	4.81%	4.84%

Interest cost on benefit obligation	4.39%	4.79%

Interest cost on current service cost	4.80%	4.85%

Health care cost immediate trend rate	4.83%	4.90%

Assumptions for determination of defined benefit obligation:

Effective discount rate	4.98%	4.70%

Health care cost immediate trend rate	4.76%	4.83%

Assumptions for determination of defined benefit cost and defined benefit obligation:

Health care cost ultimate trend rate	4.00%	4.00%

Year ultimate health care cost trend rate reached	2040	2040

Salary Increases per annum	2.00%	2.00%

Mortality	105%CPM 2014 Private Projection CPM-B	105%CPM 2014 Private Projection CPM-B

The components of amounts recognized in the consolidated statements of net loss in respect of the other
post-employment benefit plans are presented below:

	Year ended December 31, 2025	Nine months ended December 31, 2024

Amounts recognized in net loss were as follows:

Current service cost	$3.3	$2.4

Past service cost	(6.0)	-

Net interest cost	8.8	8.0

	$6.1	$10.4

Post employment benefit costs recognized in:

Cost of sales	$(2.5)	$2.1

Administrative and selling expenses	(0.2)	0.3

Interest on other post-employment benefit obligation	8.8	8.0

	$6.1	$10.4

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	OTHER POST-EMPLOYMENT BENEFITS (continued)

Past service cost recognition
On December 1, 2025 the Company issued 1,005 layoff notices to unionized employees which caused a curtailment and resulted in a past service cost adjustment related to the other post-employment benefit plan of $6.0 million, of which $5.4 million was recorded in cost of steel revenue and $0.6 million was recorded in administrative and selling expense for the year ended December 31, 2025 (nil for the nine month period ended December 31, 2024).
The amounts recognized in the consolidated statements of other comprehensive (loss) income in respect of these other post-employment benefit plans are presented below:

	Year ended December 31, 2025	Nine months ended December 31, 2024

Amounts recognized in other comprehensive loss, were as follows:

Actuarial gain on accrued post employment benefit liability	$(8.8)	$(25.3)

The amounts included in the consolidated statements of financial position arising from the Company’s obligation in respect of its other post-retirement benefit plans were as follows:

As at,	December 31, 2025	December 31, 2024

Present value of post-employment benefit obligation	$193.0	$206.2
Fair value of plan assets	-	-

Accrued other post-employment benefit obligation	$193.0	$206.2

Reconciliation of the amounts recognized in accumulated other comprehensive (loss) income in the consolidated statements of changes in shareholders’ equity were as follows:

	Actuarial (gain) loss immediately recognized	Tax effect	Actuarial (gain) loss immediately recognized, net of tax

Balance at March 31, 2024	$(73.5)	$-	$(73.5)

Actuarial gain immediately recognized	(25.3)	-	(25.3)

Balance at December 31, 2024	$(98.8)	$-	$(98.8)

Actuarial gain immediately recognized	(8.8)	-	(8.8)

Balance at December 31, 2025	$(107.6)	$-	$(107.6)

Continuities of the other post-employment benefit plan assets and obligations are as follows:

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	OTHER POST-EMPLOYMENT BENEFITS (continued)

	Year ended December 31, 2025	Nine months ended December 31, 2024

Movements in the present value of the post-employment benefit plan assets were as follows:

Fair value of plan assets at beginning of the period and year, respectively	$-	$-
Employer contributions	10.6	8.5
Benefits paid	(10.6)	(8.5)
Fair value of plan assets at December 31, 2025 and

December 31, 2024, respectively	$-	$-

Movements in the present value of the other post-employment benefit obligation were as follows:

Defined benefit obligation at the beginning of the period and year, resepectively	$206.2	$229.5
Current service cost	3.3	2.4
Interest cost	8.8	8.0
Past service cost	(6.0)	-
Actuarial (gains) losses arising from financial assumptions	(5.3)	3.9
Actuarial gains arising from demographic assumptions	(5.5)	(33.2)
Actuarial losses from experience adjustments	2.1	4.1
Benefits paid	(10.6)	(8.5)
Defined benefit obligation at December 31, 2025 and

December 31, 2024, respectively	$193.0	$206.2

Cash flow information
For the year ended December 31, 2025, the amounts included in the consolidated statements of cash flows in respect of these other post-employment benefit plans was $10.6 million. For the nine month period ended December 31, 2024, the amounts included in the consolidated statements of cash flows in respect of these other post-employment benefit plans was $8.5 million. The Company’s expected contributions for the fiscal year ending December 31, 2026 is $12.6 million.
Sensitivity of results to actuarial assumptions
The sensitivity of the other post-employment benefit obligation to changes in the discount rate, health care cost trend rate and mortality assumptions are as follows:

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	OTHER POST-EMPLOYMENT BENEFITS (continued)

	Year ended December 31, 2025	Nine months ended December 31, 2024

Effect of change in discount rate assumption
One percentage point increase	$(20.0)	$(23.9)
One percentage point decrease	$24.8	$30.0

Effect of change in health care cost trend rates
One percentage point increase	$20.2	$24.0
One percentage point decrease	$(17.6)	$(20.5)

Effect of change in mortality assumption
Set forward one year	$7.9	$8.6
Set back one year	$(7.7)	$(8.4)

The discount rate sensitivities presented above are estimates based on plan durations. The other post-employment benefit obligation and the current service cost have an implied duration of 12 and 28 years, respectively at current discount rates.

25.	OTHER LONG-TERM LIABILITIES

As at,	December 31, 2025	December 31, 2024

The carrying amount of the following other long term liabilities:
Accrued interest payable, Provincial MENDM Loan	$6.2	$7.3
Financing arrangements	21.6	12.6
LETL governmental loan benefit	38.6	-
Long-term disability plan obligation	1.1	1.1
Long-term portion of lease liability	1.4	2.2
Legal settlement	1.7	3.5

	$70.7	$26.7

Accrued interest payable, Provincial MENDM Loan
As disclosed in Note 22, the Company has entered into an agreement with the Ministry of Energy, Northern Development and Mines under which the Company received a $60.0 million low interest loan. At December 31, 2025, the accrued interest payable under this agreement was $6.2 million (December 31, 2024 – $7.3 million).
Financing arrangements
On December 7, 2023, the Company completed a financing arrangement with the Bank of Montreal for total cash consideration of $11.7 million. The financing arrangement bears interest at 7.5% with monthly payments of $0.1 million, maturing December 2028. During the year ended December 31, 2025, the Company made principal payments totalling $1.0 million. During the nine month period ended December 31, 2024, the Company made principal payments totalling $0.7 million. At December 31, 2025, current portion totalling $1.0 million is presented in current portion of other long-term liabilities on the consolidated statements of financial position (December 31, 2024 - $1.0 million).

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

25.	OTHER LONG-TERM LIABILITIES (continued)

On July 24, 2025, the Company completed a financing arrangement with the Bank of Montreal for total cash consideration of $10.4 million. The financing arrangement bears interest at 7.7% with monthly payments of $0.1 million, maturing July 2030. During the year ended December 31, 2025, the Company made principal payments totalling $0.5 million (December 31, 2024 - nil). At December 31, 2025, current portion totalling $1.2 million is presented
in current portion of other long-term liabilities on the consolidated statements of financial position (December 31, 2024 – nil).
On August 8, 2024, the Company entered into an Installment Payment Contract (the “IPC”) with the Bank of Montreal to provide financing to purchase equipment. On September 3, 2025, the Company finalized its IPC with the Bank of Montreal as all financing was provided to purchase the equipment. The total amount financed was $5.1 million at 7.4% interest with monthly payments of $0.1 million, maturing September 2030. During the year ended December 31, 2025, the Company made principal payments totalling $0.2 million (December 31, 2024 –
nil
).
LETL Governmental Loan Benefit
As disclosed in Note 22, the Company has entered into agreements with Canada Enterprise Emergency Funding Corporation and the Ministry of Northern Economic Development and Growth under which the Company has received a total of $82.8 million. At December 31, 2025, a governmental loan benefit representing below-market interest under this agreement was $38.6 million which will be recognized over the term of the LETL governmental loan (December 31, 2024 – nil).

26.	ENVIRONMENTAL LIABILITIES

As at,	December 31, 2025	December 31, 2024

The carrying amount of Environmental liabilities in respect of:

The Company’s Operation Site	$34.8	$33.3
Northern Ontario mine sites owned by Old Steelco Inc.	4.2	4.2

	$39.0	$37.5

Current portion	$4.7	$4.2
Long-term portion	34.3	33.3

	$39.0	$37.5

On November 30, 2018, the Company entered into agreements with the Province of Ontario, through the Ministry of the Environment, Conservation and Parks and the Ministry of Energy, Northern Development and Mines. These agreements relate to the Company’s operation site, and certain Northern Ontario mine sites owned by Old Steelco Inc., and not purchased by the Company. These agreements limit the Company’s obligations with respect to legacy environmental contamination, and impose certain risk management, risk mitigation, site remediation and funding obligations on the Company. The Company recognizes the present value of these environmental liabilities over 20 years commencing November 2018. Based on management’s review of the discount rate, at December 31, 2025, the discount rate was changed from 7.3% to 6.7% resulting in an increase in environmental liability of $1.2 million. Based on management’s review of the discount rate, at December 31, 2024, the discount rate was changed from 7.4% to 7.3% resulting in a decrease in environmental liability of $1.7 million.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

26.	ENVIRONMENTAL LIABILITIES (continued)

At December 31, 2025, the Company has provided letters of credit totalling of $16.6 million (December 31, 2024 - $14.5 million) to the Ministry of Energy, Northern Development and Mines; $16.4 million in respect of the Company’s operation site (December 31, 2024 - $14.3 million) and $0.2 million (December 31, 2024 - $0.2 million) in respect of certain Northern Ontario mine sites owned by Old Steelco Inc. Letters of credit are disclosed in Note 13 and Note 18.
Reconciliation of Environmental liabilities

	The Company’s Operation Site	Northern Ontario mine sites owned by Old Steelco Inc.	Total

Balance at March 31, 2024	$33.8	$4.5	$38.3

Payments	(2.7)	(0.5)	(3.2)

Accretion of discount	3.7	0.4	4.1

Revaluation for change in discount rate	(1.5)	(0.2)	(1.7)

Balance at December 31, 2024	$33.3	$4.2	$37.5

Payments	(2.0)	(0.5)	(2.5)

Accretion of discount	2.5	0.3	2.8

Revaluation for change in discount rate	1.0	0.2	1.2

Balance at December 31, 2025	$34.8	$4.2	$39.0

27.	INCOME TAX RECOVERY
The components of income tax recovery for the year ended December 31, 2025 and the nine month period ended December 31, 2024 are as follows:

	Year ended December 31, 2025	Nine months ended December 31, 2024
Income tax (recovery) expense recognized in net loss:

Current tax recovery	$(209.0)	$(52.7)
Deferred income tax (recovery) expense	(106.8)	6.5

	$(315.8)	$(46.2)

Income taxes in the consolidated statements of net loss for the year ended December 31, 2025 and the nine month period ended December 31, 2024 vary from amounts that would be computed by applying statutory income tax rates for the following reason:

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

27.	INCOME TAX RECOVERY (continued)

	Year ended December 31, 2025	Nine months ended December 31, 2024

Loss before income taxes	$(1,300.7)	$(213.2)

Income tax recovery based on the applicable tax rate of 25%	$(325.2)	$(53.3)

Add / (deduct):

Non-deductible post-employment benefits payments	3.0	2.6

Non-deductible pension contributions	(0.3)	0.9

Non-deductible accretion of financial obligations	1.0	0.6

Unrealized foreign exchange	5.4	-

Change in unrecognized tax benefits	33.4	-

Adjustment in respect of prior years	(13.5)	0.8

Changes in fair value of IPO Warrant liability	(11.9)	1.0

Changes in fair value of earnout liability	(1.4)	0.6

Changes in fair value of share-based payment liability	(4.8)	1.3

Changes in fair value of derivatives	3.3	-

Other	(4.9)	(0.7)

Income tax recovery	$(315.8)	$(46.2)

The applicable tax rate is the aggregate of the Canadian federal income tax rate of 15.0% and the Canadian provincial income tax rate of 10.0%.
The
tax-effected
temporary differences which result in deferred income tax assets and (liabilities) and the amount of deferred income taxes recognized in the consolidated statements of comprehensive loss for the year ended December 31, 2025 are as follows:

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

27.	INCOME TAX RECOVERY (continued)

	Balance at December 31, 2024	Movements in:			Balance at December 31, 2025
		Net Loss	Foreign Exchange	Other Comprehensive Loss

Accounting reserves	$1.1	$(8.5)	$0.2	$-	$(7.2)

Inventory reserve	(1.1)	7.3	(0.2)	-	6.0

Defined benefit pension - past service costs	13.4	1.4	(0.7)	-	14.1

Other post-employment benefits - past service costs	1.1	(1.5)	-	-	(0.4)

Capital tax loss carryforward	2.3	-	(0.1)	-	2.2

Property, plant and equipment and intangible assets	(147.7)	107.4	5.8	-	(34.5)

Unrealized exchange gain on US dollar debt	(1.4)	1.1	0.1	-	(0.2)

Governmental loans benefit	(35.9)	0.2	1.7	-	(34.0)

Financing expenses	1.0	(0.6)	-	-	0.4

Deferred revenue	52.5	(33.1)	(2.1)	-	17.3

SRED expenditures	(0.1)	0.1	-	-	-

Transaction costs	1.6	(1.6)	(0.1)	-	(0.1)

Share-based payment compensation	3.3	1.6	(0.2)	-	4.7

Corporate minimum tax	-	21.5	(0.2)		21.3

Severance costs	-	11.5	(0.1)		11.4

Other	(1.0)	-	-	-	(1.0)

	$(110.9)	$106.8	$4.1	$-	$-

As of December 31, 2025, the Company reversed a previously recognized deferred tax asset of $31.5 million on the basis that it is not probable that it will be recovered which was recognized as deferred tax expense in the consolidated statements of net loss.
As of December 31, 2025, the Company had deductible temporary differences of $126.2 million for which no deferred tax assets were recognized. As at December 31, 2024, the Company had no deductible temporary differences for which no deferred tax assets were recognized.
The
tax-effected
temporary differences which result in deferred income tax assets and (liabilities) and the amount of deferred income taxes recognized in the consolidated statements of comprehensive loss for the nine month period ended December 31, 2024 are as follows:

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

27.	INCOME TAX RECOVERY (continued)

	Balance at March 31, 2024	Movements in:			Balance at December 31, 2024
		Net Loss	Foreign Exchange	Other Comprehensive Income (Loss)

Accounting reserves	$1.3	$-	$(0.2)	$-	$1.1

Inventory reserve	(1.9)	0.6	0.2	-	(1.1)

Defined benefit pension - past service costs	12.6	-	0.8	-	13.4

Other post-employment benefits - past service costs	1.0	-	0.1	-	1.1

Capital tax loss carryforward	2.1	0.1	0.1	-	2.3

Property, plant and equipment and intangible assets	(140.5)	1.4	(8.6)	-	(147.7)

Unrealized exchange gain on US dollar debt	(0.1)	(1.2)	(0.1)	-	(1.4)

Governmental loans benefit	(28.9)	(4.9)	(2.1)	-	(35.9)

Financing expenses	0.9	0.1	-	-	1.0

Deferred revenue	50.3	(0.9)	3.1	-	52.5

SRED expenditures	(0.1)	-	-	-	(0.1)

Transaction costs	2.6	(1.1)	0.1	-	1.6

Unrealized loss on cash flow hedges	1.5	(1.5)	-	-	-

Realized exchanged loss on governmental loans	0.4	(0.4)	-	-	-

Share-based payment compensation	1.8	1.3	0.2	-	3.3

Other	(1.0)	-	-	-	(1.0)

	$(98.0)	$(6.5)	$(6.4)	$-	$(110.9)

28.	COMMITMENTS AND CONTINGENCIES
Property, plant and equipment
In the normal course of business operations the Company has certain commitments for capital expenditures related to the maintenance and acquisition of property, plant and equipment.
Key inputs to production
Historically, the Company has required significant quantities of iron ore, coal, oxygen, electricity, and natural gas to support its integrated steel manufacturing operations and has secured the supply of its principal raw materials under annual and multi-year agreements at negotiated prices, providing assurance of availability and price stability. However, on September 28, 2025, in response to the tariff situation affecting Canadian steel exports to the United States, the Company’s Board of Directors approved an operational plan to commence the exit from blast furnace and coke production and to accelerate the transition to EAF steelmaking. In connection with this plan, the Company issued notices asserting frustration of certain supply agreements for such raw materials due to the effects of extraordinary U.S. trade measures.
Legal Matters
From time to time, in the ordinary course of business, the Company is a defendant or party to various pending or threatened legal proceedings. Although the outcome of such matters cannot be predicted with certainty, management currently believes that the resolution of these ordinary course proceedings, to the extent not covered by insurance or otherwise provided for, will not have a material impact on the Company’s consolidated financial statements.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

28.	COMMITMENTS AND CONTINGENCIES (continued)

The Company has initiated and is responding to related legal proceedings pertaining to certain supply agreements, including proceedings relating to the Company’s position that certain of those supply agreements have been frustrated as described above. The Company believes that it has valid legal remedies and defenses in these matters and intends to defend its position. Management continues to monitor these proceedings and will recognize provisions where a present obligation exists and a reliable estimate of loss can be determined.

29.	CAPITAL STOCK

	Number of
	shares issued	Stated
	and	capital value
	outstanding

Balance at March 31, 2024	104,103,072	$963.8

Issuance of capital stock	755,730	10.9

Balance at December 31, 2024	104,858,802	$974.8

Issuance of capital stock	75,000	0.7

Balance at December 31, 2025	104,933,802	$975.5

During the year ended December 31, 2025, the Company issued 75,000 common shares upon exercise of earnout rights. Refer to Note 35. During the nine month period ended December 31, 2024, the Company issued 755,730 common shares upon exercise of earnout rights, Replacement LTIP units and Omnibus Plan LTIP units. Refer to Notes 35, 36 and 38.
Normal Course Issuer Bid
On September 5, 2024, the Company renewed its normal course issuer bid (the “NCIB”). Pursuant to the NCIB, the Company was authorized to acquire up to a maximum of 5,206,153 of its shares, or 5% of its 104,123,072 issued and outstanding shares, as of August 26, 2024, subject to daily maximums of 12,066 shares (which is equal to 25% of 48,264 shares, being the average daily trading volume from February 1, 2024 to July 1, 2024). Further, the Company was authorized to acquire up to a maximum of 1,208,950 of its IPO Warrants, or
 5% of its 24,179,000
issued and outstanding IPO Warrants, as of August 26, 2024, subject to daily maximums of
 1,000 IPO
W
arrants (as 25% of 1,059
IPO Warrants, being the average daily trading volume from February 1, 2024 to July 1, 2024, is less than the
 1,000 limit). The NCIB expired on September 4, 2025 and the Company had not made any purchases under its renewed NCIB.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

30.	NET LOSS PER COMMON SHARE

	Year ended December 31, 2025	Nine months ended December 31, 2024
(in millions)

Net loss attributable to ordinary shareholders	$(984.9)	$(167.0)

Gain on change in fair value of warrants (i)	-	-

Net (loss) income attributable to ordinary shareholders (diluted)	$(984.9)	$(167.0)

(in millions)

Weighted average common shares outstanding (ii)	108.7	108.5

Dilutive effect of warrants, restricted share units and performance share units (i) (ii)	-	-

Dilutive weighted average common shares outstanding	108.7	108.5

Net loss per common share:

Basic and diluted	$(9.06)	$(1.54)

The following table sets forth the computation of basic and diluted net loss per common share:

(i)
As at December 31, 2025, 24,178,999 IPO Warrants remain outstanding (December 31, 2024 –
24,178,999) and 6,768,953
LETL Warrants (December 31, 2024 – nil). For the purposes of determining diluted net loss per common share, net loss for the year ended December 31, 2025 was not adjusted as the IPO and LETL Warrants were determined to be anti-dilutive. For the purposes of determining diluted net loss per common share, net loss for the nine month period ended December 31, 2024 was not adjusted as the IPO Warrants were determined to be anti-dilutive.

(ii)
On March 31, 2023 the Board of Directors granted 457,935 and 404,211 restricted share units (“RSUs”) and performance share units (“PSUs”), respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2024 (“FY2024 Plan”). On June 18, 2024 the Board of Directors granted 569,536 and 953,783 RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the twelve month period ended March 31, 2025 (“FY2025 Plan”). On March 11, 2025, the Board of Directors granted 565,016 and 1,042,775 RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the year ended December 31, 2025 (“CY2025 Plan”). For the purposes of determining diluted net loss per share, the RSUs and PSUs considered in determining diluted net loss per share for the year ended December 31, 2025 is 467,301 common shares (the nine month period ended December 31, 2024 – 399,812 common shares). The RSUs and PSUs were determined to be anti-dilutive.

For the year ended December 31, 2025, the total weighted average common shares issued and outstanding is 104,924,898. For the nine month period ended December 31, 2024, the total weighted average common shares issued and outstanding is 104,304,638.
The Company issued earnout rights and Replacement LTIP awards in connection with the Company’s merger transaction from fiscal 2022. For the year ended December 31, 2025, 662,296 weighted average earnout rights have been included in the calculation of basic and diluted net loss per common share (the nine month period ended December 31, 2024 –1,007,245). Replacement LTIP awards are included within the weighted average common

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

30.	NET LOSS PER COMMON SHARE (continued)

shares outstanding, as the Replacement LTIP Awards are fully vested and exercisable for a nominal price. For the year ended December 31, 2025, 2,485,492 weighted average Replacement LTIP awards have been included in the calculation of basic and diluted net loss per common share (the nine month period ended December 31, 2024 – 2,739,114). Refer to Notes 35 and 36.
The Company also routinely grants DSUs to Directors of the Company under its Omnibus Equity Incentive Plan (“Omnibus Plan”). DSUs as vested to various Directors of the Company in respect of their annual retainers. The DSUs recognized under the Omnibus Plan are included within the weighted average common shares outstanding, as the units are exercisable for no consideration. For the year ended December 31, 2025, 586,961 weighted average DSUs have been included in the calculation of basic and diluted net loss per common share (the nine month period ended December 31, 2024 – 402,486). Refer to Note 38.

31.	NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Year ended December 31, 2025	Nine months ended December 31, 2024

Accounts receivable	$29.8	$39.4

Taxes receivable	(128.3)	(61.6)

Taxes payable	(7.4)	9.4

Inventories	294.9	(19.5)

Prepaid expenses and other current assets	10.5	41.5

Accounts payable and accrued liabilities	(124.5)	(15.1)

	$75.1	$(5.9)

32.	FINANCIAL INSTRUMENTS
Fair value of financial instruments
The fair value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities and other current liabilities approximates their carrying value due to the short-term nature of these instruments. The fair value of the Revolving Credit Facility, disclosed in Note 18 approximates the respective carrying value due to variable interest rates.
The fair value of the financing arrangement included in other long-term liabilities approximates the carrying value due to prevailing interest rates and the risk characteristics of the instrument.
The fair value of the various government funding are estimated based on a discounted cash flow model applying current rates offered to the Company for financial instruments subject to similar risk and maturities. The carrying value of government funding generally approximate its fair value.
The fair value of the Notes at December 31, 2025 is $400.0 million (December 31, 2024 - $515.2 million).
The fair values of the IPO Warrant liability, earnout liability and the share-based payment compensation liability are classified as Level 1 and are calculated using the quoted market price of the Company’s common shares at the end of each reporting period.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

32.	FINANCIAL INSTRUMENTS (continued)

The fair value of the derivative asset included in other
non-current
assets is classified as Level 2 and is calculated using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.
The fair value of the LETL Warrant liability is classified as Level 2 and is calculated using a modified Black-Scholes call option pricing model.
The Company’s financial assets and liabilities are classified and measured as follows:

As at,		December 31, 2025		December 31, 2024
	Category	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets

Cash (1)	Financial assets at amortized cost	$77.5	$77.5	$266.9	$266.9

Restricted cash (1)	Financial assets at amortized cost	$0.1	$0.1	$0.1	$0.1

Accounts receivable (2)	Financial assets at amortized cost	$192.7	$192.7	$227.6	$227.6

Other assets:

Other assets (1)	Financial assets at amortized cost	$3.3	$3.3	$10.7	$4.7

Derivative asset (3)	Financial instruments at FVTP(L)	$-	$-	$5.9	$5.9

Financial liabilities

Bank indebtedness (1)	Financial liabilities at amortized cost	$170.2	$170.2	$0.4	$0.4

Accounts payable and accrued liabilities (1)	Financial liabilities at amortized cost	$203.9	$203.9	$319.1	$319.1

Current portion of governmental loans (1)	Financial liabilities at amortized cost	$14.0	$14.0	$25.0	$25.0

Current portion of financing arrangement (1)	Financial liabilities at amortized cost	$2.2	$2.2	$1.0	$1.0

Severance cost liability (1)	Financial liabilities at amortized cost	$45.8	$45.8	$-	$-

Long-term governmental loans (1)	Financial liabilities at amortized cost	$192.3	$192.3	$133.6	$133.6

Long-term portion of financing arrangement (1)	Financial liabilities at amortized cost	$21.6	$21.6	$12.6	$12.6

IPO Warrant liability (4)	Financial instruments at FVTP(L)	$2.5	$2.5	$52.2	$52.2

Earnout liability (4)	Financial instruments at FVTP(L)	$3.7	$3.7	$10.1	$10.1

Share-based payment compensation liability (4)	Financial instruments at FVTP(L)	$14.1	$14.1	$34.5	$34.5

LETL Warrant liability (3)	Financial instruments at FVTP(L)	$7.5	$7.5	$-	$-

Senior secured lien notes (1)	Financial liabilities at amortized cost	$476.6	$400.0	$498.4	$515.2

1
- Initial measurement at fair value and subsequent remeasurement at amortized cost.
2
- Initial measurement at transaction price and subsequent remeasurement at amortized cost.
3
- Level 2; Initial measurement at fair value and subsequent remeasurement at FVTOCI(L)
4
- Level 1; Initial measurement at fair value and subsequent remeasurement at FVTP(L)

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

32.	FINANCIAL INSTRUMENTS (continued)

Financial risk management
The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.
Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.
The maximum credit exposure at December 31, 2025 is the carrying amount of accounts receivable of $192.7 million (December 31, 2024 - $227.6 million). At December 31, 2025, there was one customer account greater than 10% of the carrying amount of accounts receivable. At December 31, 2024, there were two customer accounts greater than 10% of the carrying amount of accounts receivable. As at December 31, 2025, $9.3 million, or 5.4% (December 31, 2024 - $9.8 million, or 4.3%), of accounts receivable were more than 90 days old.
The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at December 31, 2025 was $9.0 million (December 31, 2024 - $8.8 million), as disclosed in Note 15.
The Company may be exposed to certain losses in the event of non-performance
by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining borrowing capacity under its Revolving Credit Facility and governmental loans. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. The Company’s objectives and processes for capital management, including the management of long-term debt, are described in Note 6.
The following table discloses the Company’s contractually agreed (undiscounted) cash flows payable under financial liabilities, as at December 31, 2025:

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

32.	FINANCIAL INSTRUMENTS (continued)

	Carrying Amount	Contractual Cash Flows	Year 1	Year 2	Years 3 to 5	Greater than 5 Years

Revolving Credit Facility	$170.2	$(170.2)	$(170.2)	$-	$-	$-

Accounts payable and accrued liabilities	203.9	(203.9)	(203.9)	-	-	-

Governmental Loans	206.3	(374.9)	(14.1)	(17.7)	(50.7)	(292.4)

Interest on Provincial MENDM Loan	-	(9.7)	(1.9)	(2.7)	(5.1)	-

Financing arrangements	24.5	(24.5)	(2.9)	(3.1)	(18.5)	-

Senior Secured Lien Notes	476.6	(479.7)	-	-	(479.7)	-

Interest on Senior Secured Lien Notes	-	(153.3)	(43.8)	(43.8)	(65.7)	-

	$1,081.5	$(1,416.2)	$(436.8)	$(67.3)	$(619.7)	$(292.4)

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. During the year ended December 31, 2025 and nine month period ended December 31, 2024, the Company was not a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel. When the Company is party to hedging agreements, these activities are carried out under the oversight of the Company’s Board of Directors.
Currency risk
The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.
The Company’s Canadian dollar denominated financial instruments as at December 31, 2025 and at December 31, 2024, were as follows:

As at,	December 31, 2025	December 31, 2024

Cash	$54.9	$1.9

Restricted cash	0.1	0.1

Accounts receivable	120.6	107.0

Bank indebtedness	(152.9)	-

Accounts payable and accrued liabilities	(120.8)	(139.4)

Governmental loans	(206.3)	(158.6)

Other long-term liabilities	(32.1)	(23.7)

Net Canadian dollar denominated financial instruments	$(336.5)	$(212.7)

A $0.01 decrease (or increase) in the US dollar relative to the Canadian dollar for the year ended December 31, 2025 would have decreased (or increased) income (loss) from operations by $0.1

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

32.	FINANCIAL INSTRUMENTS (continued)

million and would have decreased (or increased) income (loss) from operations for the nine month period ended December 31, 2024 by $0.8 million.
Interest rate risk
Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.
For the year ended December 31, 2025 and the nine month period ended December 31, 2024, a one percent increase (or decrease) in interest rates would have decreased (or increased) net income (loss) by $0.4 million and nil, respectively.
Commodity price risk
The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 28. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less to hedge the commodity price risk associated with the revenue on the sale of steel. At December 31, 2025 and 2024, the Company had no commodity-based swap contracts.

33.	OTHER INCOME
During the year ended December 31, 2025, the Company recognized other income of $76.2 million (December 31, 2024 - $32.7 million) comprised of $75.0 million (December 31, 2024 - $32.1 million) for insurance proceeds, of which $6.5 million remains in accounts receivable, and $1.2 million (December 31, 2024 – nil) for the sale of land in the consolidated statements of net loss.

34.	IPO WARRANT LIABILITY
As at December 31, 2025, 24,178,999
IPO Warrants remain outstanding with an estimated fair value of US $
0.075
per IPO Warrant based on the market price of the IPO Warrants, for which the Company recognized a liability of $
2.5 million (US $1.8 million) (December 31, 2024 - $52.2 million; US $36.3 million). For the year ended December 31, 2025, a gain of $49.0 million on change in the fair value of the IPO Warrant liability is presented in the consolidated statements of net loss. For the year ended December 31, 2024, a loss of $
4.0
million on change in the fair value of the IPO Warrant liability is presented in the consolidated statements of net loss. The IPO Warrants will expire on October 19, 2026.

35.	EARNOUT LIABILITY
As at December 31, 2025, 655,453 earnout rights remain outstanding with an estimated fair value of US $4.10 per unit based on the market price of the Company’s common shares, for which an earnout liability of $3.7 million (US $2.7 million) (December 31, 2024 - $10.1 million; US $7.0 million) was recognized in the consolidated statements of financial position. During the year ended December 31, 2025, 75,000 earnout rights were settled for common shares. During the nine month period ended December 31, 2024, 320,000 earnout rights were settled for common shares and 172,786 earnout rights were cancelled. Gain on change in the fair value of the earnout liability for the year ended December 31, 2025 of $5.6 million is presented in the consolidated statements of net loss. Loss on

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

35.	EARNOUT LIABILITY (continued)

change in the fair value of the earnout liability for the nine month period ended December 31, 2024 of $2.4 million is presented in the consolidated statements of net loss.
Continuity of earnout rights are as follows:

	Year ended December 31, 2025	Nine months ended December 31, 2024

(in units)

Opening balance	719,547	1,196,157

Dividend equivalents and other adjustments	10,906	16,176

Vested and settled	(75,000)	(320,000)

Cancellations	-	(172,786)

Ending balance	655,453	719,547

36.	SHARE-BASED PAYMENT COMPENSATION LIABILITY
Replacement Long Term Incentive Plan (“LTIP”) Awards
As at December 31, 2025, 2,515,266 Replacement LTIP Awards remain outstanding with an estimated fair value of US $4.10 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of $14.1 million (US $10.3 million) (December 31, 2024 - $34.5 million; US $24.0 million) in share-based payment compensation liability in the consolidated statements of financial position. During the year ended December 31, 2025, no units were settled. During the nine month period ended December 31, 2024, 297,953 units were settled for common shares and 47,620 units were cancelled. A portion of the common shares issued to settle these units were sold by the Company for cash of $2.1 million used to settle withholding taxes. Gain on change in the fair value of the share-based payment compensation liability for the year ended December 31, 2025 of $19.8 million is presented in the consolidated statements of net loss. Loss on change in the fair value of the share-based payment compensation liability for the nine month period ended December 31, 2024 of $5.3 million presented in the consolidated statements of net loss.
Continuity of Replacement LTIP units are as follows:

	Year ended December 31, 2025	Nine months ended December 31, 2024

(in units)

Opening balance	2,474,422	2,776,868

Dividend equivalents and other adjustments	40,844	43,127

Vested and settled	-	(297,953)

Cancellations	-	(47,620)

Ending balance	2,515,266	2,474,422

37.	KEY MANAGEMENT PERSONNEL
The Company’s key management personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key management personnel are defined as those individuals

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

37.	KEY MANAGEMENT PERSONNEL (continued)

having authority and responsibility for planning, directing and controlling the activities of the Company and include the executive leadership team (ELT) and the Board of Directors.
Remuneration of the Company’s Board of Directors and ELT for the respective periods are as follows:

	Year ended December 31, 2025	Nine months ended December 31, 2024
Salaries and benefits	$9.2	$7.0
Director fees	1.0	1.2
Share-based compensation (Note 38)	(3.2)	5.8

	$7.0	$14.0

38.	SHARE-BASED COMPENSATION
Long-term incentive plan
On October 19, 2021, the Company approved an Omnibus Equity Incentive Plan (“Omnibus Plan”) that would allow the Company to grant various awards to its employees. Under the terms of the Omnibus Plan, the maximum number of common shares that may be awarded is 8.8 million common shares. The awards issuable under the Plan consists of RSUs, DSUs, PSUs and stock options.
Deferred share units
Under the terms of the Omnibus Plan, DSUs may be issued to members of the Board of Directors as may be designated by the Board of Directors from time-to-time
in satisfaction of all or a portion of Director fees. The number of DSUs to be issued in satisfaction of a payment of Director fees shall be equal to the amount of the Director fees divided by the given day volume weighted average price of the Company’s common shares preceding the grant date. DSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed immediately as the underlying services have been rendered. The grant date fair value is approximated by the price of the Company’s common shares on the date of grant. DSUs do not have an exercise price and become exercisable for one common share of the Company upon the retirement of the Director, or in the event of incapacity.
For the year ended December 31, 2025, the Company recorded a share-based payment compensation expense of $2.1 million in administrative and selling expense on the consolidated statements of net loss and contributed deficit on the consolidated statements of financial position. For the nine month period ended December 31, 2024, the Company recorded a share-based payment compensation expense of $1.7 million in administrative and selling expense on the consolidated statements of net loss and contributed deficit on the consolidated statements of financial position.
Continuity of deferred share units are as follows:

	Year ended December 31, 2025	Nine months ended December 31, 2024
(in units)
Opening balance	480,481	344,768
Granted	218,069	130,772
Dividend equivalents and other adjustments	7,124	4,941

Ending balance	705,674	480,481

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

38.	SHARE-BASED COMPENSATION (continued)

RSUs and PSUs
Under the terms of the Omnibus Plan, RSUs and PSUs may be issued to employees of the Company as may be designed by the Board of Directors in order to retain and motivate employees. RSUs and PSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed over the vesting period. The grant date fair value takes into account any non-vesting
conditions. The subsequent recognition of the grant date fair value over the vesting period involves the Company’s estimation of the RSUs and PSUs that will eventually vest and adjusts for the likelihood of achieving service conditions and performance conditions. RSUs and PSUs do not have an exercise price and become exercisable for one common share of the Company on the vesting date. Holders of RSUs and PSUs are also entitled to dividend equivalents when dividends are declared to common shareholders. The price of the Company’s common shares on the grant date is used to approximate the grant date fair value of each unit of RSUs and PSUs.
FY2023 Plan
On May 17, 2022, 141,203 RSUs and 556,348 PSUs were granted to certain employees of the Company, with a grant date fair value of US $9.40 per award based on the market price of the Company’s common shares. The total grant date fair value determined was recognized on a straight-line basis over the vesting period and was subject to true-ups
at each period end to reflect the likelihood of achieving certain performance conditions. The FY2023 plan fully vested on December 16, 2024, and as a result, 137,776 units were settled in common shares and 149,013 units were cancelled.
FY2024 Plan
On March 31, 2023 the Board of Directors approved a grant of 457,935 and 404,211 units of RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2024, with a grant date fair value of US $7.62 per award based on the market price of the Company’s common shares. The RSUs and PSUs vest on March 31, 2026 upon the achievement of service and performance conditions. The total grant date fair value determined is recognized on a straight-line basis over the vesting period and is subject to true-ups
at each period end to reflect the likelihood of achieving certain performance conditions.
FY2025 Plan
On June 18, 2024, the Board of Directors approved a grant of 569,536 and 953,783 units of RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the twelve month period ended March 31, 2025. The RSUs and PSUs will vest on March 31, 2027 (the “Vesting Date”) upon the achievement of specific service conditions. Vesting of PSUs is further subject to satisfaction of a performance condition related to Total Shareholder Return (“TSR”).

Under terms of

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

38.	SHARE-BASED COMPENSATION (continued)

the plan, upon the TSR reaching specified target thresholds of 25%, 50%, 75% as compared its peer group, eligible employees will receive PSUs in accordance with the Omnibus Plan. TSR is calculated as the sum of (a)
20-day
volume weighted average price of the common shares as at March 31, 2027, less (b)
20-day
volume weighted average price of the common shares as at April 1, 2024, plus (c) cumulative reinvested dividends from April 1, 2024 to March 31, 2027, divided by the
20-day
volume weighted average price of the common shares converted to Canadian dollars as at April 1, 2024.
The grant date fair value of RSUs of US $10.21 per award is based on the market price of the Company’s common shares. The grant date fair value of PSUs of US $18.47 per award is estimated using a Monte-Carlo simulation which takes into account the market value of the shares of the
Company and its peer group along with a wide range of possible share price outcomes.
The Monte-Carlo simulation was performed on the grant date, September 4, 2024, and used the following to estimate the fair value of the PSUs:

Common share price	$13.81
20-day VWAP as at April 1, 2024	$10.72
Term (in years)	3.0
Common share expected volatility	41.03%
Expected risk-free interest rate	3.09%

The total grant date fair value determined for the RSUs and PSUs are recognized on a straight-line basis over the vesting period.
CY2025 Plan
On March 11, 2025, the Board of Directors approved a grant of 565,016 and 1,042,775 units of RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended December 31, 2025. The RSUs and PSUs will vest on March 10, 2028 (the “Vesting Date”) upon the achievement of specific service conditions. Vesting of PSUs is further subject to satisfaction of a performance condition related to Total Shareholder Return (“TSR”). Under terms of the plan, upon the TSR reaching specified target thresholds of 25%, 50%, 75% as compared its peer group, eligible employees will receive PSUs in accordance with the Omnibus Plan. TSR is calculated as the sum of (a)
20-day
volume weighted average price of the common shares as at December 31, 2027, less (b)
20-day
volume weighted average price of the common shares as at January 1, 2025, plus (c) cumulative reinvested dividends from January 1, 2025 to December 31, 2027, divided by the
20-day
volume weighted average price of the common shares converted to Canadian dollars as at January 1, 2025.
The grant date fair value of RSUs of US $4.58 per award is based on the market price of the Company’s common shares. The grant date fair value of PSUs of US $2.00 per award is estimated using a Monte-Carlo simulation which takes into account the market value of the shares of the Company and its peer group along with a wide range of possible share price outcomes. The Monte-Carlo simulation was performed on the grant date, August 21, 2025, and used the following to estimate the fair value of the PSUs:

Common share price	$6.36
20-day VWAP as at January 1, 2025	$14.04
Term (in years)	3.0
Common share expected volatility	43.94%
Expected risk-free interest rate	2.62%

The total grant date fair value determined for the RSUs
an
d PSUs are recognized on a st
raig
ht-line ba
sis
over the vesting period.
Continuity of RSUs are as follows:

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

38.	SHARE-BASED COMPENSATION (continued)

	Year ended December 31, 2025	Nine months ended December 31, 2024
(in units)
Opening balance	1,037,229	607,252
Granted	565,016	569,536
Dividend equivalents and other adjustments, net of cancellations	(406,844)	(75,279)
Vested and settled	-	(64,280)

Ending balance	1,195,401	1,037,229

Continuity of PSUs are as follows:

	Year ended December 31, 2025	Nine months ended December 31, 2024
(in units)
Opening balance	1,049,039	231,898
Granted	1,042,775	953,783
Dividend equivalents and other adjustments, net of cancellations	(921,434)	(63,146)
Vested and settled	-	(73,496)

Ending balance	1,170,381	1,049,039

For the year ended December 31, 2025, the Company recorded share-based payment compensation expense of $4.9 million in administrative and selling expenses on the consolidated statements of net loss and contributed deficit on the consolidated statements of financial position. During the year ended December 31, 2025, $10.2 million was recorded as a recovery of share-based payment compensation expense for 421,712 RSUs and 942,144
PSUs resulting from the retirement of an employee of the Company’s key management personnel. For nine month period ended December 31, 2024, the Company recorded share-based payment compensation expense of $
11.4
 million in administrative and selling expenses on the consolidated statements of net loss and contributed deficit on the consolidated statements of financial position.

39.	DIVIDENDS

Record date	Payment date	Total Dividends on Common Stock
March 21, 2025	April 10, 2025	$7.5
May 13, 2025	May 30, 2025	7.3

		$14.8

During the year ended December 31, 2025, the Company paid ordinary dividends to common shareholders at US $0.05 per common share in the aggregate amount of $14.8 million, recorded as a distribution through retained (deficit) earnings (December 31, 2024 - $21.5 million). During the year ended December 31, 2025, subsequent to the payment on May 30, 2025, the Company’s Board of Directors decided to suspend regular quarterly dividends.